

AMENDED OFFERING MEMORANDUM DATED MARCH 15, 2021

Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

www.legionm.com

Up to 415,136 shares of Class A Common Stock (1)(2)

SEE "SECURITIES BEING OFFERED" AT PAGE 42

	Price to Public (2)(3)
Per Share	**$ 14.28**
Total Minimum	**$ 10,000**
Total Maximum	**$ 4,742,526**

(1) Investors in this offering have the opportunity to choose a Reward (defined below) (e.g. gift card, Bonus Shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are Bonus Shares, which will be granted to investors for free once their investment closes. In calculating the maximum number of shares offered in this offering, we are assuming that 100% of investors achieve the highest level of bonus shares, as it represents the theoretical maximum number of shares that could be issued. For more information, see "Plan of Distribution."

(2) As of March 7, 2021, we had sold 53,086 shares for a total of $758,074, but had not yet issued any Rewards or Bonus Shares in this offering.

(3) The value of the Reward chosen by an investor can affect the "Effective Share Price" paid. For more information, please see the "Rewards" section in "Plan of Distribution and Selling Shareholders."

This offer will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) December 31, 2021 or (3) the date at which the Offering is earlier terminated by the Company at its sole discretion. The Company has engaged a Boston Private Bank as escrow agent to hold any funds that are tendered by investors. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

In this Offering Memorandum, the term "Legion M," "the Company" or "we" refers to Legion M Entertainment, Inc.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ASSUMPTIONS AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation CF and Regulation A, including the obligation to electronically file:

- annual reports (including disclosure relating to our business operations for the preceding three fiscal years), related party transactions, beneficial ownership of the issuer's securities, executive officers and directors and certain executive compensation information, management's discussion and analysis ("MD&A") of the issuer's liquidity, capital resources, and results of operations, and two years of audited financial statements),

- semiannual reports (including disclosure primarily relating to the issuer's interim financial statements and MD&A) and

- current reports for certain material events.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a "smaller reporting company" under the SEC's rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn't be more excited about this opportunity and are thrilled that you are considering joining us. Before you get into the Offering Memorandum, there are a couple things we want to mention.

Legion M is not a conventional company. We don't intend to become one.

Most of this Offering Memorandum describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention and we want to take a moment to explain them in our own words.

Risk vs. Reward

Before you invest, it's important to understand that Legion M is a very early stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible — at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As a pre-IPO startup, we are not focused on near-term revenue or profit, but instead on building long-term competitive advantages for the Company. When you invest in a startup like Legion M, you aren't banking on what we are today—you are betting on what we could become tomorrow. It's an inherently risky proposition because, the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors that have the courage to defy the odds and try something no one else has done before. We founded Legion M because we believe the JOBS Act created a once-in-a-lifetime disruption (changing securities laws that have been on the books since the 1930s) enabling an entirely new paradigm (fan-ownership) in a rapidly changing industry with some of the biggest companies on the planet (including Netflix, Disney, Amazon, and more).

One Million Fans

Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by a large audience of fans has fundamental competitive advantages over those owned by Wall Street investors.

Our logo (the M with a bar over it) is the Roman numeral for one million, representing our long-term of uniting one million fans as shareholders of the Company. It's an ambitious goal, but we believe that if we can achieve it Legion M could become one of the most influential companies in Hollywood.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation, and as a management team our job is to create value for this community. While many companies define shareholder value solely by dollars and cents, Legion M goes one step farther:

> *Financial ROI*
> Legion M's primary goal is to run a responsible business that earns money, increases our share price, and provides a financial return for our investors. Financial success is the key to the long-term viability and success of our Company.

> *Emotional ROI*
> While financial success is the primary goal for Legion M, we believe there is more to life than money. In addition to financial return, we strive to give our investors an emotional return for owning shares of our Company. We work hard to cultivate a vibrant community for our shareholders, and are constantly seeking ways to take them behind the scenes and create new and exciting opportunities to be a part of the entertainment industry.

The wonderful thing about a fan-owned company is that financial and emotional ROI are not mutually exclusive. Getting our shareholders engaged and excited about our projects isn't just good fun—it's also good business. The more engaged and excited our audience is, the more buzz and value we create for the project, which in turn increases the project's chances of success to the benefit of the Company and all of its shareholders.

Let's Put an M-shaped Dent in the Universe!

What we're doing has never been done, but we've beaten the odds before,[1] and believe we can do it again. While we can't guarantee success (nobody can promise that), we can guarantee that we'll do everything in our power to make this the best investment you've ever made. We're betting not just our own money, but also our reputations and careers that we can make this Company a success.

So THANK YOU again for considering our Company. Please review the information in this Offering Memorandum. If you like what you see and want to take a swing for the fences with us, we'd be honored to have you join our team. If you don't, that's fine too. And if you're not sure, please join the Legion as a free member [2], so you can see for yourself what we're all about.

Onward and Upward,
Paul Scanlan and Jeff Annison
Cofounders, Legion M

[1] In 1999, we (along with one other cofounder) started a company called MobiTV which we grew to over 300 employees, won an Emmy award for innovation and became a worldwide leader in delivering TV outside of the living room.

[2] You can join Legion M as a free member at www.legionm.com/join-legion-m. As a free member, you don't have a financial stake in the Company's success, but you do get access to our community and many of the same benefits that are available to shareholders. If you are unsure about investing, it's a great way to see for yourself what Legion M is all about.

SUMMARY

Legion M is an entertainment company. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. We believe being owned by a large community of fans gives us competitive advantages that could ultimately make us one of the most influential companies in Hollywood.

Legion M was incorporated in Delaware on March 4, 2016. As of this writing (March 2021), our revenue is growing but the Company is not profitable. As a startup, we are not focused on near-term profitability, but instead on developing long-term competitive advantages we believe will become invaluable as the Company scales.

Revenue Plan

To date, Legion M has engaged in projects with a number of revenue models, including:

- Feature film P&A (print and advertising) projects
- Feature film production financing
- Film distribution
- Consumer Products and Media
- Marketing partnerships
- Comic books
- Podcasts
- Live event production
- Film and TV development

For more information, please see the "How We Make Money" section in "The Company's Business."

Finance Plan

As of March 2021, we have raised over $10,000,000 from more than 25,000 investors under Regulation A, Regulation CF and Regulation D. To achieve our goal of one million shareholders, we expect to require many more successive rounds of funding.

Because entertainment financing, development, production, distribution, marketing and monetization is a capital-intensive business, we're also exploring the potential of partnering with other entertainment entities who can provide capital to help us finance and distribute Legion M projects.

Use of Proceeds

Proceeds from this Offering will be used to fund Legion M's entertainment projects, marketing efforts and operational expenses as well as to pay for expenses related to this Offering (including Rewards). See "Use of Proceeds to Issuer" section of this Offering Memorandum.

Risks

Legion M is a startup. We were incorporated in March 2016 and are still in an early stage of development. While we have revenue, we are not profitable. Investing in Legion M's shares involves a high degree of risk (see "Risk Factors"). As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include those set forth below:

- Natural disasters and other events beyond our control could materially adversely affect us;
- This is an early stage company;
- What we're doing has never been done before;
- Our auditor has issued a "going concern" opinion;
- We plan to raise significantly more money and future fundraising rounds could result in a "cram down;"
- Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market;
- Entertainment projects can be risky and often budgets run over;
- You may not like our projects;

- Even if one of our projects is successful, it is likely to take a long time for us to realize profits;
- Our business relies heavily on third parties for production and monetization of entertainment content;
- We depend on a small management team and may need to hire more people to be successful;
- We may not be able to protect all our intellectual property;
- Our officers control the Company and we currently have no independent directors;
- The shares of Common Stock being offered are subject to drag-along rights;
- The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes;
- Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement;
- The offering price has been arbitrarily set by Legion M;
- We are offering a discount on our stock price to certain classes of investors;
- You may not have access to the same information that later investors may have;

  There is only a small minimum amount set as a condition to closing this Offering;
- We have a large shareholder base which will likely grow even larger over time;

- Equity crowdfunding is new;
- There is no current market for Legion M shares;
- Cryptocurrency and the ICO wave could muddy the market; and
- Competitors could overtake our momentum.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect the have on the economy, our ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. Please see the subsection "COVID-19" in the section "Management's Discussion and Analysis."
There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

This is an early stage company.

Legion M was incorporated in March 2016. It is a startup company, and while our revenues have increased over the past several years, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Legion M was incorporated in March 2016, and has a history of losses without profits since inception. The fact that we've been able to raise enough finance and/or revenue to sufficiently fund our operation for the each of the preceding years since inception (each of which had "going concern" opinions on our financial statements) does not guarantee our ability to raise sufficient finance and/or generate sufficient revenue in the future. We have sustained a net loss of $3,645,356 and $2,411,065 in the years ended December 31, 2019 and December 31, 2018, respectively. With working capital of $683,800 as of December 31, 2019, the Company does not have liquid assets to satisfy its expected obligations for the next year without additional finance or revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.
We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known, or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the Company.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the Company and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the Company's board and the holders of a majority of the votes of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the Company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the Company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

 If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $14.28 (although the Effective Share Price each investor pays will be lower – for more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies at Legion M's stage are purely speculative. While we have revenue, we are not yet profitable. Many entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Rewards" section of "Plan of Distribution and Selling Shareholders." These bonus shares may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the Company.

You may not have access to the same information that later investors may have.*

We are currently undergoing the SEC review process for an offering under Regulation A under the Securities Act, although there can be no assurance that the offering statement for that offering will be qualified, or will not be terminated. The Regulation A offering statement may contain more information, or different information, than is contained in this Form C. By investing in this Offering, you are taking the risk that you would have made a different investment decision if you had had access to that information.

There is only a small minimum amount set as a condition to closing this Offering.

Because this is a "best efforts" offering there was a small minimum of $10,000, which we have met, therefore we will have access to any funds tendered. This might mean that expense made could leave the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowdfunding and Regulation A offerings, we have over 25,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares.

The securities being offered in this Offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the Company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Cryptocurrency and the ICO wave could muddy the market.

To date, Legion M has focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on Legion M's ability to raise funds.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

* WITH RESPECT TO OUR REGULATION A OFFERING, WHICH IS UNDER SEC REVIEW, NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT AT:

https://www.sec.gov/Archives/edgar/data/1674163/000110465921010323/tm214653-1_partiiandiii.htm

WHAT IT MEANS TO BE A MINORITY HOLDER

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders, Paul Scanlan and Jeff Annison. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class A Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

DILUTION

Funding History

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary. To help illustrate the dilution you face as an investor (the fact that you pay more for your shares than earlier investors did), we'd like to explain how our current shareholders acquired their stock and the price they paid for it. The shareholders of Legion M can be broken into the following groups:

Founders/Founding Grant Holders. When Legion M was formed, the founding stock of the Company was allocated amongst the two cofounders, early employees, consultants, advisors and creative allies at close to zero cost. An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing money, time and energy at below market rates (i.e. sweat equity). Shortly after founding, some additional grants for stock options and warrants were issued to employees, consultants and advisors at a strike price of $0.01 per share. Note that most of the stock/options/warrants issued to this group of shareholders (including the restricted stock owned by our two co-founders) vested over a 4-year period.

Seed Investors (Discounted Note). To fund startup expenses and launch our initial Regulation Crowdfunding round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock, which translated to a $4.90 per share price in August 2016 upon closing of our first equity crowdfunding round. When you factor in the interest earned by these notes, these investors paid an average of $4.82 per share of Class B Common Stock.

Round 1 Investors (Reg CF/D). On the morning of May 16, 2016 (the day the new law took effect), Legion M became one of the first companies in history to launch a Regulation Crowdfunding (Reg CF) fundraising campaign. The campaign lasted for three months, ending on August 14, 2016. Investors in this round were assured of a successful raise because their subscription was placed in escrow, and only to be released if Legion M achieved a minimum threshold of $500,000 in subscriptions. This campaign exceeded the funding goal—after three months the round ended oversubscribed with over $1.3 million subscriptions for a round that was legally capped at $1 million. In order to accommodate the extra demand, Legion M allowed accredited investors to invest in our shares of Class A Common Stock in a private placement pursuant to the Regulation D exemption to make more room in the Reg CF round for non-accredited investors. Legion M ultimately closed with $999,999 investment in the Reg CF round and $193,522 in the Reg D round at the price of $7.00 per share of Class A Common Stock.

In addition, just prior to Round 1 we received $76,020 of investment from accredited investors in the form of convertible promissory notes. These notes converted into Class B Common Stock at the close of Round 1, also at $7.00 per share.

Round 2 Investors. In March 2017, Legion M launched a fundraising campaign under Regulation A promulgated under the JOBS Act. In August 2017, we made a follow-on offering under Regulation Crowdfunding to include investors who couldn't invest under Regulation A due to state securities laws. Both campaigns ended on September 2, 2017. Legion M ultimately closed with $1,875,336 worth of investment in the Regulation A round and $167,941 worth of investing in the Reg CF round at the price of $7.47 per share of Class A Common Stock.

Round 3 Investors. On May 16, 2018, Legion M opened a Regulation CF offering at a price of $8.32 per share of Class A Common Stock. This round was oversubscribed, closing on July 27, 2018 with a total of 108,400 shares sold for a total of $901,888, the maximum allowable under Regulation CF (which sets limits on the amount which may be raised on an annual basis).

On October 26, 2018, Legion M opened a Regulation A offering that allowed investors who were blocked from investing in the oversubscribed Round 3 Reg CF the opportunity to purchase shares at a price of $8.32 per share. We raised a total of $634,541 from the sale of 76,267 shares.

Legion M also closed an individual investment of $99,998 under Regulation D at a Round 3 price of $8.32 per share from one of our seed investors.

Round 4 Investors. On October 26, 2018, Legion M opened a Regulation A offering at a price of $8.88 per share of Class A Common Stock. We sold 241,087 shares for a total of $2,140,852 at that price.

Round 5 Investors. On July 12, 2019, Legion M increased the price per share in its Regulation A offering to $10.00 per share of Class A Common Stock. We sold 242,243 shares for a total of $2,422,430 at that price.

On October 18, 2019 Legion M opened a Regulation CF offering at $10.00 per share of Class A Common Stock. We sold 3,000 shares for a total of $30,000 at that price.

Round 6 Investors. On November 6, 2019, Legion M increased the price per share in its Regulation A and Regulation CF offerings to $10.65 per share of Class A Common Stock. We sold 42,192 shares for a total of $449,345 under Reg A, and 24,176 for a total of $257,474 under Regulation CF.

Round 7 Investors. On August 6, 2020, Legion M opened a Regulation CF offering with price ($14.28 per share) and reward terms identical to those of this offering. As of March 7, 2021, we had sold 53,086 shares for a total of $758,074, but had not yet issued any Rewards or Bonus Shares.

Option Grant Holders. As Legion M grows, we issue stock option grants to key employees, advisors, and partners:

- Shortly after Round 1 closed, the Company issued option grants for 160,772 shares of Class A Common Stock at the strike price of $7.00 per share.
- After Round 2 closed, Legion M issued an additional 96,970 options or warrants at the strike price of $7.47 per share.
- Concurrent with Round 3, Legion M issued an additional 12,000 options at a strike price of $8.32 per share.
- Concurrent with Round 4, Legion M issued an additional 27,000 options at a strike price of $8.88 per share.
- Concurrent with Round 5, Legion M issued an additional 5,000 options at a strike price of $10.00 per share.
- Concurrent with and after Round 6, Legion M issued an additional 23,000 options at a strike price of $10.65 per share.
- Concurrent with Round 7, Legion M has issued an additional 24,684 options at a strike price of $11.42 per share.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from this Offering, including, the $758,074 we have raised as of March 7, 2021. We currently estimate that, at a per share price of $14.28, the net proceeds from the sale of the 415,136 shares of Class A Common Stock will be approximately $4,222,488 after deducting the estimated offering expenses of approximately $520,038. None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

As we have already raised the target amount, the following table breaks down the use of proceeds for a $2.5 million raise and for the maximum amount in this Offering:

	$2.5 Million Raise		Maximum Raise	
Total Money Raised	$ 2,500,000	100%	$4,742,526	100%
Offering Related Expenses & Rewards (1)	$ 276,500	11%	$ 520,038	11%
Development and Operating Expenses (2) (3)	$ 720,000	29%	$ 1,350,000	28%
Project Fund (4)	$ 253,500	10%	$ 501,225	11%
Marketing Fund (5)	$ 1,250,000	50%	$ 2,371,263	50%

(1)   Assumes that half of all money raised in the offering comes from investors who select Bonus Shares, and the other half comes from investors that select Rewards that are evenly distributed amongst all Rewards available. Also includes 4% commission on funds raised that goes to Wefunder.

(2)   Development and Operating Expenses is the money that pays for Legion M's operations, including development, production, marketing, distribution, merchandising, and monetization of Legion M's entertainment projects, along with fundraising, business development, investor relations/community management and G&A.

(3)   Assumes 6 months of Development and Operating Expenses of $120,000 per month in the $2.5MM scenario and 9 months of Development and Operating expenses of $150,000 per month in the Maximum Raise scenario.

(4)   The Project Fund is discretionary money used to pay for hard costs (e.g. cash investments, rights purchases, etc.) associated with Legion M's entertainment projects.

(5)   The Marketing Fund is discretionary money is used to pay for marketing of Legion M and our entertainment projects.

Offering Related Expenses and Rewards

Investors in this offering have the opportunity to select a Reward based on the amount of money they invest (for more detailed information, please see the "Rewards" section of "Plan of Distribution and Selling Shareholders.") These rewards fall into different categories that require different use of funds:

- Bonus Shares – These are free shares for investors that are granted after their investment closes. There is no hard cost for Legion M to fulfill these rewards.
- Legion M Merchandise – These are items like gift cards to the Legion M store and exclusive Legion M merchandise. Legion M considers the COGS for the items awarded for the "use of funds" table above.
- Third-party Rewards – These are items like gift cards or exclusive merchandise that Legion M purchases directly from a third party (e.g. Alamo Drafthouse or Entertainment Earth). For these Rewards, the COGS for Legion M can be close or equal to the face value of the Reward, which is considered in use of funds table above. It's worth noting that in exchange for including third parties as a Reward partner, Legion M expects to receive marketing commitments from those partners that we hope will more than offset the cost of fulfilling the rewards.

- Legion M Experiences – These are items like "Zoom Call with Legion M Staff" or "Tickets to a Legion M Red Carpet Hollywood Premiere." While these rewards can be invaluable to the recipient, they often have little to no hard cost that needs to be considered in the use of funds table above.

As you can see, the cost for Legion M to fulfill investor Rewards will depend heavily on the amount invested and specific Rewards chosen by investors. For the purposes of the use of funds table above, we're assuming that half of all money raised in the offering comes from investors who select Bonus Shares, and the other half comes from investors that select Rewards evenly distributed amongst all Rewards available.

Note that the Rewards program is new for this offering, and being treated as an experiment. Our hope is that marketing benefits from our partners and the Rewards program will more than offset the cost spent fulfilling them. However, if we find the reverse is true, we will likely modify the program or eliminate it completely.

Finally, in addition to the cost of Rewards, Legion M is estimating offering costs of less than $5,000 for legal, processing, and accounting fees in connection with this offering.

Development and Operating Expenses

These are the funds required to support our Legion M team and monthly recurring operating expenses. It includes employees' salaries and benefits, compensation to most contractors, travel, legal and accounting, insurance and technology.

These funds directly support:

- Internal development, production, distribution, and monetization of Legion M's entertainment projects, not including hard costs (e.g. cash investments, rights acquisition fees, etc.) which come from the project fund;
- Development and sales of consumer products for Legion M and our projects;
- PR and marketing, not including hard costs (e.g. marketing specific contractors, paid media, comic-con activations, etc.) that comes from the marketing fund;
- Business development;
- Investor relations and community management (i.e. growing, managing, and leveraging our Legion of fans);
- Fundraising, not including hard costs (e.g. paid media spend, comic-con activations, etc.) which comes from the marketing fund; and
- General overhead and administrative costs.

As of January, 2021, our monthly burn rate for operating expenses (excluding discretionary spending on marketing and project investments) is approximately $110,000 per month. Note that in April 2020 Legion M implemented voluntary pay cuts in response to the COVID-19 crisis. As of this writing (March 2021) most of the staff, including our three officers and directors are working at 80% of their previous pay rate. For the use of funds table above, we are assuming these pay cuts have been eliminated, and that our staff is back at 100% salary.

Our burn rate for operating expenses may go up or down based on the amount of money raised and market conditions. For example, in response to the COVID crisis (see "Covid-19" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section) Legion M was able to react to challenging market conditions by reducing spending in 2020.

Marketing Fund

Growing the Legion (see "The Company's Business — Growing the Legion) and marketing our products and entertainment projects are two of our highest priorities. Accordingly, we plan to allocate up to 50% of the funds raised in this offering to marketing efforts intended to build value for Legion M by driving revenue, awareness, and fundraising. This includes paid digital advertising, referral programs, sponsorships, exhibiting at comic cons/film festivals, etc.

The "Marketing Fund" listed in the "Use of Proceeds" table above is the money used for hard costs (e.g. contractor fees, paid media, comic-con activations, etc.) associated with marketing. Legion M staff is all considered part of our development and operating expenses – even when they are working in a marketing capacity. The marketing fund is discretionary – when marketing is effective at driving investments/sales/revenue we can turn it up and when it is not effective, we turn it down or turn it off.

It's worth noting money spent marketing Legion M's entertainment projects and merchandise often doubles as marketing for the Company. For example, the P&A money we spend promoting *Memory: The Origin of Alien* also helps introduce fans of the *Alien* franchise to Legion M. The money we spend marketing *Mandy* consumer products brings fans of the movie to our website where they can learn more about getting involved with Legion M. Whenever possible, we work to structure deals where the investments we make in entertainment projects provide potential for both direct ROI and marketing benefits for Legion M.

Project Fund

The "Project Fund" listed in the "Use of Proceeds" table above is used to fund the hard costs (when necessary) of our projects. For example, if we need money to make a cash investment in a film or to acquire rights for an intellectual property asset, the financing for that comes from the "Project Fund." The funds available for these types of activities is largely a function of our fundraising. This fund is discretionary, meaning that when we find opportunities to invest in that we believe will benefit the Company, we can do so (assuming cash is available). If we can't find such opportunities (or if cash isn't available) then we don't spend the money.

It's worth noting that while some of the business models Legion M utilizes require cash investments, others do not, and instead require "sweat equity" or "in-kind investments," which are funded by the salaries of our staff as part of our "Development and Operations Expenses." Please see the "How We Make Money" section for more information.

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

THE COMPANY'S BUSINESS

Introduction

Legion M is an entertainment company. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Legion M, fans own the Company, fans get behind the scenes and — when we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually, each of us is just a consumer, but when we band together, we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

Competitive Advantage

From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving people an ownership stake and a voice in the process, we're creating a legion of fans that are both financially and emotionally invested in the success of our projects. A built-in audience like this is not only more likely to support the project, but also more likely to bring their friends, and talk about it online. A built-in audience has the potential to create authentic grassroots buzz —the sort of exposure companies would kill for but money can't buy. The bigger that audience gets, the more powerful it becomes.

We believe a Legion of invested shareholders can provide value in many ways:

- We have a legion of fans motivated to see our movies opening night and bring out all their friends;
- We have a massive "street team" motivated to talk about our projects, share them on social media, and build grassroots buzz about our projects;
- We have a legion of scouts motivated to help us find and identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;
- We have a built-in focus group that can provide feedback to help us evaluate content/ideas and make market decisions;
- We have a source of energy, enthusiasm and excitement that can help propel both our projects and our Company forward; and
- We have a deep pool for crowdsourcing ideas and tasks, and many talented individuals willing to volunteer their time, energy, and expertise to help their Company succeed.

Our long-term goal is to unite one million fans as shareholders of Legion M. If we're successful, this will provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make us one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed six rounds of equity crowdfunding, raising over $10 million from more than 25,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to "get to know us" before they invest, especially when we don't have an equity crowdfunding round open. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a Company whose power comes from the size and strength of its community, we welcome free members with open arms. As of March 2021, our total community (including investors) has approximately 125,000 people.

How We Make Money

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Our goal is to develop a slate of projects diversified across genres (i.e. comedy vs. horror), medium (i.e. feature films vs. television) and risk profile (i.e. high risk early stage projects vs. lower risk late stage projects). As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide.

As of this writing (March 2021), Legion M has utilized many different business models, including the ones listed below:

Feature Film P&A Projects

"P&A" is an industry term for "print and advertising," and generally refers to the money spent by a distributor to release and market a feature film. As of March 2021, Legion M has had three feature film P&A projects: we partnered with NEON for *Colossal*, Electric Entertainment for *Bad Samaritan*, and Bleeker Street for *Save Yourselves!*.

We believe that Legion M can provide significant value for distributors during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M's community has a demonstrated ability to create authentic, grassroots buzz. We can't make a bad movie good, but we believe we can help a good movie find an audience and increase its chances of becoming a hit.

We have contracts in place for all of our Feature Film P&A projects, and while the terms of these deals vary substantially, all involve Legion M providing either cash or "in-kind value" to the distributor in exchange for a potential payout tied to the success of the film.

The Company also has potential to earn revenue from merchandise sales for *Colossal* and *Save Yourselves!*. The merchandise for *Colossal* (our very first project) is limited to shirts and posters, but over time our merchandise capabilities have grown, and the merchandise lineup for *Save Yourselves!* is quite large, and includes wholesale sales and sublicensing *Save Yourselves!* to third party manufacturers. For more information please see the "Consumer Products" section below.

Any revenue (if applicable) collected from these projects is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of DVDs, Blu-Rays, movie tickets and merchandise sales is categorized as "Consumer Products and Media Revenue."

In addition to revenue (if any) that Legion M earns from our feature film P&A projects, we also believe that partnering with distributors for projects like the ones described above provide value to the Company. Most of the activities we engage in when promoting a film (e.g. PR, social media marketing, comic-con activations, meetups, etc.) are also great for promoting Legion M, and we've found that partnering with distributors to release films is a fantastic way to engage our community and help us grow the Legion.

Feature Film Production Financing

Generally speaking, production financing refers to the money required to make a movie. As of March 2021, Legion M has invested in production financing for four films: *Field Guide to Evil, Mandy, Jay and Silent Bob Reboot,* and *Archenemy*. In each of these cases Legion M has made a cash investment in the film in exchange for a potential cash return based on the film's success.

The terms of these deals vary widely and are typically subject to a number of different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the "waterfall" -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all of the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. fixed-return investments backed by existing sales agreements that are paid before other stakeholders), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the "backend" that gets paid last, but is uncapped). In some cases we've also been able to cross-collateralize across other revenue streams (e.g. the "Reboot Roadshow" live tour for *Jay and Silent Bob Reboot* and the Jóhann Jóhannsson soundtrack for *Mandy*) and/or secure other terms (e.g. guaranteed minimums) that can help diversify our investment and improve our odds of achieving a positive return.

Legion M has also been able to leverage our position as an equity investor in each of these films to tap into other revenue streams, including consumer products sales, which is discussed in the "Consumer Products and Media" section below.

Any revenue (if applicable) collected from these projects is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of DVDs, Blu-Rays, movie tickets and merchandise sales is categorized as "Consumer Products and Media Revenue."

In addition to revenue (if any) that Legion M earns from our feature film projects, we believe that participating in the financing of feature films like the ones described above provide value to the Company. Because our involvement with these projects begins before the film has been completed, there are often opportunities for us to get our members and investors involved in the production process. We believe that providing fans the opportunity to "come along for the ride" during the events leading up to commercial release (e.g. raffling off set visits, providing priority access to join as an extra, hosting livestreams with creators, inviting fans to see the festival premiere, etc.) creates grassroots support and buzz that can help increase the odds of success once the film is released. And, as with our P&A projects, most of the activities we engage in when promoting a film (e.g. PR, social media marketing, comic-con activations, meetups, etc.) also serve as great ways to promote the Company, engage our community, and help grow the Legion.

Film Distribution

In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary *Memory: The Origins of Alien*. Under this partnership, we're sharing (in a 50/50 split) all the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the filmmakers to the costs associated with booking theaters, manufacturing DVDs, cutting trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M has secured merchandising rights associated with the film (including the rights from the H.R. Giger estate to offer free gifts with purchase and rights from the Dan O'Bannon estate to sell licensed merchandise) and offer a limited line of merchandise related to the film.

Any revenue (if applicable) collected from this project is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of DVDs, Blu-Rays, and merchandise sales is categorized as "Consumer Products and Media Revenue."

We believe distribution is a potentially powerful business model for Legion M. We believe the Legion M community can provide a competitive advantage in selecting, marketing and distributing a film, and as with our other projects we believe that many of the activities we engage in when promoting a film release (e.g. PR, social media marketing, comic-con activations, meetups, etc.) also serve as great ways to promote the Company, engage our community, and help grow the Legion.

Marketing Partnerships

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for supporting the release of *Tolkien*.

From a financial standpoint, this is a powerful business model for Legion M – it's like a P&A project but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. Legion M is not a "gun for hire"), but for the right film it can be a win/win for everyone involved. In the case of *Tolkien*, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue to the Company, but also exclusive opportunities for our investors (e.g. Hollywood premiere tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we're eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

Revenue from this project was included as "Project Revenue" during the appropriate reporting period in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

In 2018, through our investment in the film *Mandy*, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts and hats to replica props and Halloween masks. We believe our ability to generate additional revenue tied to our projects is valuable for both Legion M and our partners.

Since our success with *Mandy*, Legion M has acquired merchandising rights to a number of our other projects including *Archenemy*, "The Left Right Game," *Jay and Silent Bob Reboot*, *The Emperor's Blades*, and *Memory: The Origins of Alien,* and *Save Yourselves!.* For some of our projects we sell the project media itself, including DVD's, Blu-Ray's, digital movie downloads, books, albums, and comics. In 2020, we expanded into consumables with the addition of Cheddar Goblin and Macaroni and Cheese (from the film *Mandy*) and Archenemy Whiskey to our consumer product portfolio.

Our Consumer Products and Media Revenue comes from a number of different sources:

- Direct to consumer sales through the Legion M store (https://shop.legionm.com)
- Wholesale sales of Legion M product to 3rd party retailers (e.g. Hot Topic)
- Sublicensing to 3rd party manufacturers for their products (i.e. earning royalties by allowing a 3rd party to create and sell products of their own)

Today, consumer products and media sales represent a significant component (70% in 2018, 64% in 2019, and 62% in Interim 2020) of our revenue. For more information on "Consumer Products and Media Revenue", please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

From an investment perspective (e.g. if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

- The risk of launching a new products is relatively small – particularly now that "print on demand" technology eliminates the risk associated with inventory requirements for many items like t-shirts, posters, hats, etc.
- The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it's possible to start making money from merchandise related to a film even before it is released.
- Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pays dividends beyond the revenue they generate. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Revenue (if any) from our consumer products and media sales is broken into two categories:
- Revenue tied to contracts with our projects (e.g. *Mandy, Save Yourselves!*, etc.) is included in the "Project Revenue" category.
- Revenue not tied contracts with our projects (e.g. Legion M merchandise) is included in our "Non-Project Revenue" category.

Revenue from both of these categories is broken out in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Comic Books

In early 2019, we used Kickstarter to launch presales of a comic book and consumer product line for *Girl with No Name*, a feature film on our development slate. The comic book was developed by Legion M based on a story adapted from a segment of the film script. In less than 6 weeks, the Kickstarter campaign closed with over $125,000 in sales from over 2,800 backers, making it *the most-backed comic book project in the history (at that time) of Kickstarter*, despite the fact it was a brand new, never-before-released IP.

From an investment standpoint, comics represent a relatively inexpensive (compared to film and TV) way to develop and monetize IP. And while we believe comic books are an interesting potential revenue stream for Legion M, we're particularly interested in ways that we can use comics to prototype, subsidize, and facilitate the development of film and television projects.

For example, the *Girl With No Name* comic book was essentially a first pass at storyboards for a *Girl With No Name* feature film. The process of developing the comic book gave our director and producers a chance to flesh out the visual style of the film, and to also get feedback on their creative decisions from fans. As part of the Kickstarter, we created opportunities for backers to engage through an online development meeting, shared Pinterest boards, etc., where they provided feedback that could prove invaluable to the development of the feature film. Most of all, this effort provided commercial validation, elevating *Girl With No Name* from "an award-winning script" to "an award-winning script behind the one of the most successful comic book Kickstarter projects of all time," which we believe has increased our chances of getting the feature film made.

While the Kickstarter ended in 2019, Legion M continues to sell both the comic book and merchandise related to *Girl With No Name* in the Legion M store as well as select comic book shops. Revenue collected from this project is categorized as "Project Revenue" and "Consumer Products and Media Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Podcasts

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series "The Left Right Game" co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is investing "in-kind value" for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for "The Left Right Game" in the Legion M store.

In the case of "The Left Right Game," Legion M got involved after the series had already been released and rights to a television series had already been secured by Amazon Studios. Because of this, our cash and "in-kind" investment in the project, as well as the potential return we'd see from that investment is fairly small. We see our involvement in "The Left Right Game" primarily as a way to "dip a toe" into the podcast business and hopefully build a relationship with QCODE and/or Amazon.

In addition to potential payments from the distributor, we also have merchandise contracts in place for "The Left Right Game" which provides additional revenue opportunity for the Company.

Like with comic books, we see Podcasts not only as a potential revenue stream for Legion M, but also as a way to monetize the development process as we prototype, develop, and build traction around new IP.

Any revenue (if applicable) collected from this project is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to merchandise sales is categorized as "Consumer Products and Media Revenue."

Live Event Production

Legion M has produced two major live events — the "Celebrating Stan Lee" handprint ceremony and after-party in 2017, and the "Excelsior!" tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted in early 2019 shortly after Stan passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales.

Neither of these events were intended to generate a profit. This was due to a number of reasons – not the least of which is the fact we didn't feel it was appropriate to profit from the handprint ceremony (which was billed as "the fans' gift to Stan") or a memorial benefit. That said, the revenue generated by these events helped subsidize the costs of what we believe were extremely effective ways to generate exposure and build goodwill within the industry and fan communities. Both of the events included a long list of industry participants and guests, including Kevin Feige (head of Marvel Studios), Mark Hamill (*Star Wars*), Laurence Fishburne (*The Matrix*), Kevin Smith (*Jay and Silent Bob Reboot*), Chadwick Bozeman (*Black Panther*), Todd McFarlane (*Spawn*), many, many more. Both events also generated extensive news and media coverage from around the world, and provided an opportunity for Legion M to "open the gates of Hollywood" and bring our members/shareholders to events that are typically reserved for industry insiders.

In addition to these major events, Legion M has hosted smaller events, including the "Legion M Lounge" at the Sundance Film Festival and at San Diego Comic Con, and the "Fan Oasis" at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we'd certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Revenue from the two Stan Lee events is categorized as "Project Revenue" during the appropriate reporting period. Revenue from sale of merchandise and media related to these events is categorized as "Consumer Products and Media Revenue."

Sponsorship revenue (if any) from our Lounges at Comic Con and Film Festivals is included as "Non-Project Revenue" during the appropriate reporting period.

Results for all of these categories can be found in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Development

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, writing treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to studios, streaming services., networks, distributers and other potential partners. The goal of development is to typically to package a project and then sell it so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like *ICONS: Face to Face* where we invested cash to film a pilot, *The Emperor's Blades* and *Ghosts of Manhattan* where we licensed rights to an existing novels to develop into a film or TV series, as well as projects like *Airship Cowboys* and *Stunt Team: Drive* where there is little or no cash required and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Working with Endeavor content and other partners, we've actively pitched projects to partners like Netflix, Amazon, Hulu, Apple TV+, FX, Sony, HBOMax, and more. And while we have yet to sell one of these projects, each pitch is an opportunity to launch a new movie, series, or franchise. In the meantime, we have been able to create consumer products and media revenue streams for development projects like *Girl With No Name*, and *The Emperor's Blades* to offset some of our internal development costs.

Any revenue (if applicable) collected from these projects is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of consumer products and media (including comics and books) is categorized as "Consumer Products and Media Revenue."

Finance Plan

As of March 2021, we have raised over $10,000,000 from more than 25,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would provide hundreds of millions of dollars for the development of projects. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, NBCUniversal, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the ART of media and entertainment, but the *business* of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount

- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the Company behind "Robot Chicken," "Supermansion," and "Buddy Thunderstruck"

- Scott Landsman, Senior Vice President of Comedy Development at Sony TV

- Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.

- Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers

- Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)

- Kerry O'Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines

- Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON

- Adam Rymer, Former President of Legendary Digital Networks

- Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media

- Michael Arrieta, Business Development Expert, COO of Relativity Media, founder of Big Air Studios and former Sony Executive

- Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin's Movie Guide.

- Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest

- Andrew Cosby, Co-founder of Boom! Studios, "Eureka" writer and showrunner, Hellboy screenwriter

- Yuka Kobayashi, former Director of Stan Lee's POW Entertainment

- Dean Devlin, Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of "The Librarians" and "Leverage," Director of Bad Samaritan

- Bill Duke, Actor, Director, Producer (Commando, Predator, "Falcon's Crest," "Charlie's Angels," "Law and Order SVU")

- Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park

- Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York

- Lynn Bartsch, Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

- Rao Meka, Founder of shopVOX, CEO of 1729 Pictures

- Eric Ries, Author of "The Lean Startup," Founder of the Long Term Stock Exchange

Employees

As of March 1, 2021, we have eight full time employees, eight part-time employees or contractors that typically work between 5 and 20 hours per week, and a variety of other part time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

At this time we're not aware of any direct competitors utilizing equity crowdfunding to unite entertainment fans like Legion M. We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates and entertainment related cryptocurrency offerings). That said, as of this writing (March 2021), we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time this could change.

Intellectual Property

Legion M has the trademark to its name "Legion M."

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $33,000. Operating mostly virtually, Legion M has virtual conference room space in Century City, CA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to Legion M's financial condition and results of operations and includes audited financial data through December 31, 2019 and unaudited data through June 30, 2020 and should be read in conjunction with our financial statements and the related notes included in this offering statement. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

Six month period ended June 30, 2020

Our revenue for the six months ended June 30, 2020 ("Interim 2020") was $529,202, a 104% increase over our revenue of $259,400 during the six months ended June 30, 2019 ("Interim 2019").

While Legion M receives revenue from a wide variety of sources and business models, we present revenue using two different breakdowns:

- Project Revenue vs. Non-Project Revenue

- Consumer Products and Media Revenue vs. all other revenue

"Project Revenue" is defined as revenue directly related to our contracts for the projects outlined in the "Active Projects," "Development Projects" and "Completed Projects" sections of this document and "Non-Project Revenue" is defined as all other revenue, and includes sales of Legion M branded merchandise as well as ticket and sponsorship income for Legion M community events like the "Legion M Lounge" at Sundance.

Project Revenue was approximately $440,000, representing approximately 84% of our total revenue in Interim 2020, compared to approximately $210,000 or 81% in Interim 2019. Both the Project Revenue and the Non-Project Revenue contributed to our increase in revenue. Our increase in project revenue was primarily attributable to increases in consumer products, media, and other revenues related to projects including Jay and Silent Bob Reboot, Mandy, and Memory: The Origins of Alien. The increase in Non-Project Revenue was primarily attributable to an increase in our merchandising capabilities and a growing Legion M community that forms the customer base for these Legion M branded products.

"Consumer Products and Media" includes revenue earned from sales of both merchandise (e.g. clothing, accessories, props, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) coming from:

- direct-to-consumer sales (e.g. via shop.legionm.com, amazon.com, in-venue activations, etc.),

- wholesale sales to 3rd party vendors (e.g. Hot Topic, comic book shops, etc.), and

- licensing agreements (e.g. sublicensing intellectual properties we control to other 3rd party manufacturers).

When it comes to Project Revenue, the Consumer Products and Media Revenue category represents revenue for which Legion M collects and participates in before it feeds into the project waterfall (i.e. the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources like distribution and financing is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue was approximately $330,000 or 62% of our revenue in Interim 2020, compared to approximately $80,000 or 31% of our revenue in Interim 2019. The increase in Consumer Products and Media Revenue from Interim 2019 to Interim 2020 was a result of:

- an increase in Legion M's sales capabilities between Interim 2019 and Interim 2020, and

- the availability of DVDs and Blu-Rays for *Jay and Silent Bob Reboot* and *Memory: The Origins of Alien*.

Costs of net revenue in Interim 2020 was $384,047, a 79% increase compared to $214,140 costs of net revenue in Interim 2019. The rise in costs was tied to the corresponding rise in revenue, however our costs of net revenue grew less than our revenue during the period, yielding a gross profit of $145,155 in Interim 2020, a 221% increase compared to our gross profit of $45,260 in Interim 2019. Our gross profit margin increased to 27% in Interim 2020 from 17% in Interim 2019. The increase in gross profit margin was attributable to an improvement in the margins of our Consumer Products and Media Revenue as well as fluctuations of the makeup of our overall revenue in Interim 2020 compared to Interim 2019 (i.e. we had a greater concentration of higher margin revenue in Interim 2020 than we did in Interim 2019). It should be noted that at this stage in the Company's development we expect our revenue and margins to be fairly volatile as we introduce and develop new revenue streams.

For Interim 2020, operating expenses were $1,250,430 compared to Interim 2019 operating expenses of $1,576,694, a 21% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest driver of our decrease was a reduction in sales and marketing costs, which were $327,590 in Interim 2020 compared to $709,082 in Interim 2019. Much of this decrease was due to reduction in spending precipitated by the COVID-19 pandemic, as during Interim 2020 we decreased fundraising (we sold 59,736 shares during Interim 2020 compared to 195,761 shares during Interim 2019), had fewer new projects to promote (we didn't have any projects release in Interim 2020 whereas we had releases for *Girl With No Name*, *Tolkien*, *Field Guide to Evil*, *Excelsior! Stan Lee Tribute,* in Interim 2019), and generally clamped down on much of our spending. Travel expenses also decreased during this period, to $20,100 in Interim 2020 from $65,701 in Interim 2019 due to reduced travel due to the COVID-19 pandemic.

These decreases were partially offset by increases in the costs associated with compensation and benefits to employees and independent contractors as well as an increase in professional fees. Our compensation and benefits costs include not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as "Investments in productions" on our Balance Sheet instead of the "Compensation and Benefits" line of the Statements of Operations.

Our cost of compensation and benefits increased to $634,039 in Interim 2020 from $525,961 in Interim 2019 which was primarily attributable to the hire of two new employees (as of June 30, 2020, we had eight full-time employees, versus six full time employees as of June 30, 2019). Our cost of independent contractors increased to $85,000 from $62,699, and was a result of an increased utilization of independent contractors. Our cost of professional fees increased to $97,580 in Interim 2020 from $74,330 in Interim 2019 due to an increase in legal and accounting fees.

Our general and administrative costs were fairly consistent, increasing to $81,596 in Interim 2020 from $74,156 in Interim 2019.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" that are included on our Balance Sheet. In Interim 2020, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. These costs are recognized on the Statements of Operations as cost of net revenue in Interim 2020. In addition, we had some costs for unreleased projects that were capitalized during

Interim 2020. As a result of these factors, as of June 30, 2020, we had $965,788 of capitalized "Investments in productions" on our Balance Sheet, compared to $1,055,613 as of December 31, 2019.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for *Memory: The Origins of Alien* last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Interim 2020 and Interim 2019 ($4,525 vs. $5,202, respectively).

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2020 was $1,105,275, a 28% improvement compared to our loss of $1,531,434 in Interim 2019.

Fiscal Year ended December 31, 2019

Our revenue for the year ended December 31, 2019 ("Fiscal 2019") was $645,565, a 259% increase over our revenue of $179,589 during the year ended December 31, 2018 ("Fiscal 2018"). Both project revenue and non-project revenue contributed to this increase.

Project Revenue increased to $529,239 in Fiscal 2019 from $138,982 in Fiscal 2018 and represented 82% of our total revenue in Fiscal 2019, compared to 77% in Fiscal 2018. This increase was primarily attributable to increased merchandising capabilities and licenses, sales of comic books and associated packages during our *Girl with No Name* Kickstarter campaign, ticket and sponsorship sales for our "Excelsior!" Stan Lee Memorial, and revenue from our partnership with Fox Searchlight for *Tolkien*.

Non-Project Revenue increased to $116,326 in Fiscal 2019 from $40,607 in 2018. This increase was primarily attributable to an increase in merchandising capabilities and a rapidly growing Legion M community that forms the customer base for these Legion M branded products.

In addition, we also break down our revenues from "Consumer Products and Media" and from other sources. Our Consumer Products and Media Revenue grew to approximately $410,050 (64% of the total revenue) in Fiscal 2019 from approximately $126,581 (70% of the total revenue) in Fiscal 2018. The increase in Consumer Products and Media Revenue during this period was primary due to project related merchandise and media including *Girl With No Name, Mandy, Memory: The Origins of Alien, and Jay and Silent Bob Reboot*. At the same time, our other revenue increased to approximately $235,515 in Fiscal 2019 from approximately $51,008 in Fiscal 2018, a 362% increase. The primary drivers of that increase were our Stan Lee Tribute and our marketing partnership with Fox Searchlight for *Tolkien.*

Costs of net revenue in Fiscal 2019 were $529,153, a 307% increase compared to $130,131 costs of net revenue in Fiscal 2018. The rise in costs was tied to the corresponding rise in revenue, however our costs of net revenue grew less than our revenue during the period, yielding a gross profit of $116,412 in Fiscal 2019, a 135% increase compared to our gross profit of $49,458 in Fiscal 2018. At this stage in the Company's development, our revenue and margins are still fairly volatile. We expect this to continue as we introduce and develop new revenue streams.

In addition to the revenue recognized in this period, Legion M also had $148,390 in Project Revenue that was collected in Fiscal 2019, but was not recognized because the deliverables associated with it were not delivered during the period. This revenue was recognized in our interim 2020 financial statements, but in Fiscal 2019 it was listed as a "deferred revenue" liability on the balance sheet.

For Fiscal 2019, operating expenses were $3,761,768 compared to Fiscal 2018 expenses of $2,460,523. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, depreciation, and asset impairment.

The largest component of our Fiscal 2019 operating expenses was Sales and Marketing, which was $1,989,641 in Fiscal 2019 compared to $817,995 in Fiscal 2018. These expenses vary greatly based on what we are promoting. For example, during our equity crowdfunding campaigns (we raised $4,386,442 during Fiscal 2019 compared to $1,923,629 in Fiscal 2018) we use online advertising to market the fundraising opportunity. When our projects release (in Fiscal 2019 we had releases for *Girl With No Name*, *Tolkien*, *Field Guide to Evil*, *Excelsior! Stan Lee Tribute, Memory: The Origins of Alien,* and *Jay and Silent Bob Reboot*, whereas in Fiscal 2018 *Bad Samaritan* was our only project release), we often spend money to market the projects. We also produce Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance in both Fiscal 2019 and Fiscal 2018) that have costs associated with them, although whenever possible we work with sponsors to help offset these costs.

The next largest component of our operating expenses are the costs associated with compensation and benefits to employees and independent contractors. This includes not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting

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standards, costs of project-specific labor expenses are capitalized and appear as "Investments in Productions" on our balance sheet instead of the "Compensation and benefits" line of the Statement of Operations.

Our cost of compensation and benefits decreased to $1,124,214 in Fiscal 2019 from $1,151,820 in Fiscal 2018, and our cost of independent contractors decreased to $77,925 from $81,230. As of December 31, 2019, we had eight full-time employees, nine regular part-time employees/contractors (typically working between 5 and 20 hours per week) and a variety of part-time employees/contractors that we use on an as-needed basis. At the end of Fiscal 2018 we had six full-time employees, six regular part-time employees/contractors and a variety of part-time employees/contractors that we use on an as-needed basis.

Of the $1,124,214 in compensation and benefits in Fiscal 2019 (compared to $1,151,820 in 2018), $288,908 (compared to $357,467 in 2018) was attributable to non-cash "stock compensation expense" which can be seen on the Statement of Cash Flows. This doesn't reflect cash we are spending, but instead reflects the value (according to GAAP standards) of stock options vesting to employees, advisors, and partners. The reduction of non-cash "stock compensation expense" from Fiscal 2018 to Fiscal 2019 is a result of vesting of stock grants having been completed.

Our General and Administrative costs increased to $158,531 in Fiscal 2019 from $74,871 in Fiscal 2018, which was primarily due to increased insurance costs. Our travel expenses increased to $162,781 in Fiscal 2019 from $118,399 in Fiscal 2018 due primarily to the cost of marketing our projects at film festivals and comic cons.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in Productions" that are included on our Balance Sheet. At the end of Fiscal 2019, we reduced the investment amount listed on our Balance Sheet by $122,711 which is reflected as "Asset Impairment" on our Statement of Operations. As of December 31, 2019, we had $1,055,613 of capitalized Investments in Production on our Balance Sheet, compared to $467,867 as of December 31, 2018.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for *Memory: The Origins of Alien* last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The remainder of our operating expenses were relatively unchanged between Fiscal 2019 and Fiscal 2018: professional fees ($116,233 vs. $122,085 respectively); and depreciation ($9,732 vs. $9,798 respectively).

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2019 was $3,645,356, compared to a loss of $2,411,065 in Fiscal 2018.

Management Evaluation of Operating Results

When reviewing the financials above, one might wonder "why would I invest in a company that's spending millions more than it makes each year?" This is a very valid question — not just for you but for Legion M's executive staff as well. After all, we're investing in Legion M alongside you — with our money, reputations, and our careers.

When evaluating companies at Legion M's stage (approximately $35 million market cap/valuation), we believe it's more important to look at potential for *growth* than near-term revenue. Particularly for the sort of transformative startup (e.g. Facebook, Tesla, Amazon) that Legion M aspires to become. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn't invest because of the P&L–you'd invest in the vision for the future.

Similarly, when evaluating Legion M, we believe the salient question is whether we look more like a Facebook, Tesla, or Amazon, versus a Pets.com, MoviePass, Quibi which all flamed out spectacularly, or one of the countless other startups that went under before you ever learned their name.

Investing in startups is inherently high risk, but if you pick the right one, there is potential for very high rewards. We believe the keys to "picking the right one" boils down to (a) the size of the Company's vision and (b) the team's ability to execute (and evolve the vision as the Company grows).

In that regard we believe Legion M is well positioned. Our vision is to leverage the once-in-a-lifetime disruption of the JOBS Act to create a company with sustainable competitive advantages in multi-trillion dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder named Phillip Alvelda) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. That company that grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world. Doing something that's never been done is always a gamble, but we've been here before, and we like our odds.

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money for our projects, necessitating a highly strategic allocation. We consider three primary metrics when evaluating any given project.

> **Revenue** - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects.

> **Growth** - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project's ability to help us grow the Legion is an important consideration.

> **Strategic Benefit** - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects that allow us to "level up" by forming strategic relationships and developing new capabilities that create long-term value for our Company and our partners.

Effects of Scale on Financial Performance of Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It's important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it's also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our Company at this stage:

- As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we'd invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we'd have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.
- Legion M's strength is proportional to (a) the amount of money we've got to invest, (b) the size of our community, and (c) the length of our track record. We've seen over the years that as these factors have grown, our access to projects has increased, and the terms we've been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn't assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and "level up" to larger opportunities. In the short time we've been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Traction and Milestones

Even though what we're doing is relatively new, we've seen the power our community can have on our success. Legion M is a relatively small company with budgets that are nearly non-existent by Hollywood's standards. The fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business, including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more.

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we've focused on building a foundation and proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

- We've demonstrated that we can build a fan-owned company. With over 25,000 investors (as of March 2021) Legion M is one of the most successful crowdfunding companies in JOBS Act history.
- We've proven we can build a community. With over 125,000 members (inclusive of investors), Legion M is creating a movement of fans eager to help shape the future of Hollywood.
- We've proven that we can activate fans, organizing hundreds of volunteer meetups all over the country to support the opening of our films and creating social media campaigns that are shared thousands and even tens of thousands of times.
- We've proven that we can make an impact on a film's release, and have glowing references from producers we've worked with including Dean Devlin (creator of *Stargate* and *Independence Day*) and actor/producer Elijah Wood of SpectreVision (producer of *Mandy*), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleeker Street.
- We've vetted our idea with industry veterans – many of whom have agreed to join our advisory board, including Eric Ries (The Lean Startup), Leonard Maltin (Entertainment Tonight), Tim League (Alamo Drafthouse, NEON), Lisa Taback (Netflix), Andrew Cosby (*Hellboy*, "Eureka"), Lynn Bartch (Lucasfilm), Bill Duke (*Predator*, *Commando*), and Scott Landsman (Sony). Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, "Legion M is the Future of our Industry."
- We've proven that we can generate revenue from multiple streams including film financing and distribution, sponsorships, merchandise sales, marketing fees, ticket sales, comic book sales, and more.
- We've proven that we can establish a new IP, generating over $125,000 from over 2,800 backers in Kickstarter pre-release sales for *Girl with No Name,* setting a record for the most backed project in the history of Kickstarter's comic book category.
- We've proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
- We've proven that our services have value for studios, with a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film *Tolkien.*
- We've proven we can use our community to generate valuable data. In 2019 over 1,000 members cast over 40,000 votes on our FILM SCOUT platform at Sundance Film Festival, generating data that led to a partnership with Screen Media to purchase the North American distribution rights for *Memory: The Origins of Alien*. In 2020, over 100,000 votes were cast leading us to partner with Bleeker Street Media for the release of *Save Yourselves!*
- We've proven we can "Open the Gates of Hollywood" for our shareholders, providing exclusives like premiere tickets (*Jay and Silent Bob Reboot, Tolkien, Colossal*), set visits (*Jay and Silent Bob Reboot, Archenemy*), priority access to casting as extras (*Jay and Silent Bob Reboot, Archenemy*), lounges at Sundance Film Festival and Comic Cons, house parties with celebrities (*Celebrating Stan Lee)*, and online livestream Q&A with creators (including Dean Devlin, Andrew Cosby).
- We've developed a relationship with Endeavor Content, one of the premier Hollywood agencies, and had previously retained them to assist with packaging/selling our development projects.

Scaling The Legion

The first step for a first-of-its-kind company is proving that it is viable. When we started the Company, we had to prove that (a) we could raise money from fans and (b) we could build competitive advantages and generate revenue. We believe the steps we've taken in our first few years have clearly illustrated the potential power of a fan-owned company and provided a strong foundation upon which to execute our vision.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our Company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible — but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

As of March 2021, we have over 125,000 members in our community — over 25,000 of which are also investors. As we march toward our goal of 1 million shareholders, we've seen first-hand that our power as a company grows along with the size of our community. The larger we are, the broader our reach, and the more interesting we become to studios, producers, distributors, and other partners. With each project we complete our reputation, network, and references grow, and the better we understand how we can effectively harness and leverage our community.

We've witnessed the impact a Legion of 25,000 investors can have. Now our mission is to grow it — to 50,000, to 100,000 and beyond!

Active Projects

Legion M defines "Active Projects" as projects that are either (a) currently generating revenue or (b) expected to generate a significant amount of future revenue. Any revenue generated by Active Projects is included as Project Revenue during the appropriate reporting period. If a project reaches a point where we don't expect it to generate significant additional revenue, we consider it a "Completed Project."

As of March 7th 2021, Legion M has the following active projects that have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film *Mandy*, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the fest with a 100% Rotten Tomatoes score when the festival closed. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson's final works before his death in 2018. The movie was picked up for distribution by RLJ Entertainment, and was released in theaters and on-demand in September of 2018.

As an equity stakeholder in the film, Legion M's return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for *Mandy*, and offers a robust array consumer products.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film *The Field Guide To Evil*. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

As an equity investor in the film, our return is based on revenue generated by the film.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we'd joined Hideout Pictures and Mickey Gooch Jr.'s Skitbags Entertainment as equity investors in Kevin Smith's *Jay and Silent Bob Reboot,* a feature film sequel to the 2001 film *Jay and Silent Bob Strike Back*. Legion M participated in the production of the movie in New Orleans, securing priority access for our investors to become extras in the film and a pair of set visits/walk-on roles.

The film released in October 2019 with a multi-prong release strategy that included two Fathom special events, a "Reboot Roadshow" featuring live performances by the films two stars Kevin Smith and Jason Mewes, and openings in selected theaters around the country. The Reboot Roadshow proved to be extremely successful, and after a first run in late 2019 was extended to add a series of dates in 2020.

Legion M supported the film with activations at comic cons (including Silicon Valley, New York, San Diego and Los Angeles) prior to release, as well as over 150 meetups around the country for the two night Fathom event. We also secured tickets that allowed many of our investors to come to the Hollywood red-carpet premiere.

As an equity investor in the film, our return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license, and carries a robust line of merchandise in our store.

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for *Memory: The Origins of Alien*, a documentary that premiered at Sundance Film Festival earlier that year. Under this partnership, we're sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). The film released in select theaters and On-Demand October 4th 2019, and became available for purchase on VOD, DVD, and Blu-Ray November 19th 2019.

This project was unique in that it was selected using data from Legion M's FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film launched October 4th, it became the first time that fans have united to find and help fund the distribution of a film from Sundance.

As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue earned from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M secured licenses from the Dan O'Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

ARCHENEMY

On November 14, 2019, Legion M announced that it had joined SpectreVision as executive producer and financier of the upcoming feature film *Archenemy*, a gritty, hard-edged epic that turns the superhero genre on its head. The film stars Joe Manganiello (*Magic Mike, True Blood, Rampage*) and was written/directed by Adam Egypt Mortimer (*Daniel Isn't Real*) from a story by Mortimer and Lucas Passmore.

When the film went into production in late 2019, Legion M secured a number of perks for investors, including set visits, the ability to be an extra in the film, and the ability to be a part of the film by donating goods or services. One Legion M investor's car was cast in the film, giving them the opportunity to be on set for much of the shooting.

The film premiered at Beyond Fest in October 2020, and released in theaters and On Demand on December 11, 2020.

As an equity investor in the film, Legion M's return will be based on the revenue generated by the film. We also financed the soundtrack, providing an addition source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series "The Left Right Game" co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is making an "in-kind" investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for "The Left Right Game" in the Legion M store.

In the case of "The Left Right Game," Legion M got involved with the podcast after the series had already begun releasing and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate). We see it primarily as a way to "dip a toe" into this business model and build a relationship with QCODE and Amazon.

SAVE YOURSELVES!

In June 2020, Legion M announced a partnership with Bleecker Street Media for the release of *Save Yourselves!,* a sci-fi comedy written and directed by Eleanor Wilson and Alex Huston Fischer, and starring Sunita Mani ("Mr. Robot," "Glow") and John Reynolds ("Stranger Things," "Search Party," *Horse Girl*). The film released in theaters and living rooms (via DVD, Blu-Ray and VOD) in October 2020. This project was selected using data from Legion M's FILM SCOUT platform, where thousands of fans from around the world cast over 100,000 votes to help us evaluate potential acquisition targets at the 2020 Sundance Film Festival.

Legion M's return on this project will be based on success of the film in the first 2 years of release. In addition, we've secured a merchandise license for the film, and have a robust line of merchandise in the Legion M store, along with both wholesale and licensing arrangements for 3rd parties that wish to sell (or develop and sell) consumer products related to the film.

Development Projects

In addition to the projects above that either have released or will be releasing soon, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. For more information, please see the "How We Make Money" section above. While the odds of success for development projects are low, the potential value if they make it to market can be quite large.

Note that while Legion M has been able to generate revenue from some of our development projects (specifically *The Emperor's Blades* and *Girl With No Name*, which have generated Project Revenue from sales of books, comic books, and associated merchandise), most development projects represent speculative bets that will only pay off if the project is sold.

While many of Legion M's development projects have not been announced, some of those that have been publicly announced are listed below:

THE EMPEROR'S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley's epic fantasy trilogy *The Chronicle of the Unhewn Throne* as a television series titled after its first novel, *The Emperor's Blades. The Lord of the Rings* trilogy co-producer and second unit director Rick Porras (*Forrest Gump, Contact*) and writer/producer Robbie Silverman (*Hero*) join as executive producers. Legion M attached two unannounced showrunners and engaged with world-famous Weta Workshop (*Lord of the Rings, Avatar, Blade Runner 2049, Mad Max: Fury Road*, etc.) to develop concept artwork. In 2020 we attached Powerhouse Animation Studios (*Castlevania, Blood of Zeus, Seis Manos, etc.*). As of March 2021, we are in negotiations with a partner for potential sale of the series.

GHOSTS OF MANHATTAN

On September 24, 2020 Legion M announced a partnership with Powerhouse Animation ("Castlevania," "Blood of Zeus"), Emmy-Award winning showrunner Aaron Waltke (*Trollhunters*), and producers Michael Uslan (*Batman*), David Uslan (*Constantine*) and Bowman Modine to turn George Mann's *Ghosts of Manhattan* book series into an adult animated sci-fi series. As of March 2021, we are pitching the project to networks and streamers.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment's Laura Ivey (*Walking Out, Ithaca*) and Tanya Wexler (*Hysteria, Buffaloed*) to develop *Girl With No Name,* a feature film and comic book based on Alex Ranarivelo's Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $125,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the comic book category. The success of the Kickstarter campaign has generated not just revenue but also traction for the IP that we believe will be of use in the further development, packaging, and selling of the project.

As of this writing (March 2021), we've hired casting directors and are working with our partners to attach cast that we believe will help us package and finance the film.

ICONS: FACE TO FACE

"ICONS: Face to Face" is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come.

In January 2017, Legion M filmed a pilot episode of the "ICONS" series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith — a pop culture Icon in his own right. The experience was shot in Stan Lee's Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan's home where the interview took place.

While VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around (Joannie passed away in 2017, and Stan followed in 2018). We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We believe this footage has potential to provide value for generations to come.

"ICONS: Face to Face" and the rights to the Stan Lee footage is wholly owned by Legion M. As of this writing (March 2021) the project is on hold pending resolution of matters outside of Legion M's control.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 *Hellboy* movie and co-creator of SyFy's hit series "Eureka") has attached to the series as showrunner. As of this writing (March 2021), we've attached a studio-based production company, and are working with our partners on selling the series.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with "Pitch Elevator."

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

Between the Elevator at Comic Con and an online submissions period, we captured over 400 pitches. We then built an online game that allowed members of the Legion to evaluate the pitches and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion that will win a development deal with Legion M.

The "Pitch Elevator" activation and digital series is wholly owned by Legion M. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of March 2021, we are planning to use the first season's content to build a prototype of the series on our LegionM.TV Twitch channel.

AIRSHIP COWBOYS

In March of 2018, Legion M announced "Airship Cowboys," a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced "Malice," a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

Completed Projects

Once a project has reached a point where we don't expect it to earn significant additional revenue, we consider it completed. As of March 2021, Legion M has the following completed projects. Except where noted below, revenue attributable to the project (if any) was included in our financial statements during the period in which the project was completed.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film *Colossal* starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of *Colossal* in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film's box office performance. We also produced and sold *Colossal* merchandise in the Legion M store. While this project still contributes a very small amount of revenue in the form of merchandise sales, we consider the project completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, *Spawn* creator Todd McFarlane, "S.H.I.E.L.D." star Clark Gregg and *Black Panther* star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a "Tony Stark House Party" at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. While this project still contributes a small amount revenue in the form of merchandise sales, we consider the project completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film *Bad Samaritan* starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE

On January 30, 2019, Legion M partnered with Stan Lee's POW! Entertainment, Kevin Smith's Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee's charity of choice, The Hero Initiative. Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by "giving back" the Stan and the community of fans who loved him (see "How We Make Money – Live Events" for more information). This project was completed in 2019.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film *Tolkien*, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film. This project was completed in 2019.

Burn/Runway Analysis

Managing burn rate (the rate at which we're spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the Company can run out of money. If you spend too slow, you may never get off the ground. Both of these can be fatal for the Company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the "costs of doing business"—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don't have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend's couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below their previous jobs or what they could make elsewhere. We do this because our upside with Legion M is the same as our investor's – the value of the stock – and we want to every dollar we spend to grow that value.

Growing the Legion

As described above (see "Management Evaluation of Operating Results"), we believe that growing the size of our community is the single best way for us to increase the value of our Company. Everything we do – from our projects to our activations at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways to promote and grow the Legion. For example, we've found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the effectiveness of each campaign (i.e. the cost required to acquire a sale or investment as percentage of such sale or investment), and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it's not we turn it off. We're willing to spend quite a lot of money on marketing like this, but only if we know it's being spent efficiently.

Another example of a technique we use to grow the Legion is strategically partnering on projects. We've found that marketing Legion M in the context of our projects (e.g. "Join the fan-owned company that helped bring Jay and Silent Bob back to the big screen!") is one of the most efficient ways for us to grow the Legion. Most of the activations we use to promote our projects involve things like marketing on social media, hosting panels at comic-cons, and organizing volunteer meetups – all of which are all effective ways for us to grow our community.

External Project Expenses

The financing, development, and monetization of entertainment projects are the engine that will eventually drive our business. To date, this includes external projects (*Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot,*

Archenemy, Save Yourselves!, "The Left Right Game") that we invest in, as well as internal projects (e.g. *The Emperor's Blades,* "ICONS: Face To Face," "Pitch Elevator," *Girl with No Name,* "Evermor," "Malice," "Airship Cowboys") that we develop ourselves.

At this point in the Company's development, each project is a stepping stone to help us grow our community and establish Legion M in the industry. As you can see in the section "How We Make Money," we're actively experimenting in many different realms with many different models, including equity financing, P&A financing, merchandising and licensing, film distribution, marketing partnerships, event production, film & TV development, podcasts, comic books, and virtual reality. While every investment we've made so far has been done with an intent to make a profit (with the exception of the *Celebrating Stan Lee* Event and *Excelsior! Stan Lee Tribute* benefiting the Hero Initiative), we believe there is also significant value in these early projects' ability to grow our community, strategically "level up" within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

Internal Project and Business Development

This is the equivalent of "R&D"—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

- Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we're interested in, or might be interested in our projects.

- Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.

- Reading and evaluating scripts and project proposals.

- Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.

- Pitching projects to potential buyers and/or financiers.

- Developing new lines of business (e.g. consumer products, event sponsorships) for Legion M and our projects.

- Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the cost of compensation for our employees and contractors.

Other Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

- Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue spending on marketing that will help grow the Legion M community.

- As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of March 2021 we don't have any open positions, but that could change in the future. As a rule, we are very careful and slow to hire, as we want to ensure we're closely managing our burn rate.

- Compensation for Legion M's top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the Company matures we expect to increase executive pay closer to market levels. Also, in response to the COVID-19 pandemic, most of our staff (including the executives sitting on our Board of Directors) have also taken a 20% reduction in pay (see the "COVID-19" section below).

- Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don't have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Liquidity and Capital Resources

As of March 7, 2021, Legion M had approximately $140,000 in cash on hand and approximately $200,000 worth of Round 7 investments in escrow awaiting disbursement.

In May of 2020, we received a loan made available under the Paycheck Protection Program (PPP) implemented under the CARES Act in response to the COVID-19 crisis. This loan allowed us to borrow $139,868 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of this writing (2021), we expect to meet the conditions that would allow most or all of this loan to be forgiven.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan ("EIDL") program administered by the SBA. Note that the amount of this grant may be deducted from any potential PPP loan forgiveness

In January of 2021 the Company applied for a second PPP loan under similar terms as the first for an amount of $108,574. As of this writing (March 7, 2021) the application is pending and no funds have been received.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had six successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

COVID-19

Like every other company on the planet right now (March 2021), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

What We're Seeing

From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our "Risk Factors"). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) are suffering while others (e.g. online streaming) are growing, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate a rapidly changing marketplace.

Consumer Products and Licensing

To date (March 2021), we do not believe we have seen a significant impact on our ecommerce merchandising revenue due to COVID. Revenue from ecommerce sales (including our shop.legionm.com online store, and Amazon storefront), and licensing partnerships saw an increase on 2020 compared to 2019 as we expanded our offerings and distribution.

Revenue from wholesale from brick and mortar retailers and in-venue revenue at events such as Comic-Cons have been severely impacted. While neither of these have been significant revenue streams for Legion M in the past, we had plans to expand them in 2020 that have been put on hold by the pandemic.

Existing Projects/Investments

We were very fortunate timing-wise when it comes to the *Jay and Silent Bob Reboot Roadshow* (which finished in January) and the shooting of the film *Archenemy* (which also wrapped in January). Had the virus hit a couple months earlier, we could have seen substantial impacts to both of those investments.

Aside from that, Legion M has had two film projects release during the pandemic:

Save Yourselves! The release of *Save Yourselves!* (see "Active Projects") was dramatically affected by COVID-19. It was originally planned to have a summer theatrical release, but rapidly changing conditions caused by the pandemic precipitated multiple shifts in release date and strategy. The film eventually released in theaters on October 2, 2020 and elsewhere (e.g. DVD, Blu-Ray, On-Demand) on October 6, 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. Legion M's revenue for *Save Yourselves!* is tied to the success of the film over the first two years of release, and while it is impossible to know the exact impact of COVID, we believe it substantially impacted the prospects for this movie.

Archenemy. COVID also had a strong impact on the release of *Archenemy* (see "Active Projects"). The film released in theaters and On-Demand December 11th 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. That said, demand for online content is high, and the lack of new movies (especially big studio films) in the marketplace has created unique opportunities for independent films like *Archenemy* which likely would have had a "day and date" release (a release strategy that is less reliant on theatrical ticket sales than a traditional release) even without a pandemic.

As an equity investor in *Archenemy*, our revenue comes from a wide array of sources including US and foreign territories. While we expect that COVID will have an impact on the amount of revenue the film generates, at this point it's too early to quantify exactly what that impact will be.

Future Projects/Investments

The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) have not been possible since the pandemic began, and may not be possible for some time. We expect that distributors will continue to dramatically change release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, merchandise bundling, online virtual events, etc.) will likely become even more important than ever. We have not seen any decrease in partners who are interested in working with Legion M on new projects. As you can see in the "What We're Doing" section below, we're doubling down on the areas we believe will be most effective moving forward.

Development Projects

As for the development side of our business (i.e. projects like *The Emperor's Blades* that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. We were in the process of setting pitch meetings for one of our TV projects just about the time widespread lockdown measures went into effect, and while this resulted in a delay of a few weeks, those meetings still happened – they were simply done over videoconference rather than face to face. All signals we've seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, sets, or face-to-face interaction and refocusing on projects that can move forward while respecting social distancing guidelines, such as animation).

Fundraising

We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long-term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

Prior to 2020, the number of investors in Legion M had grown at a rate of roughly 2X per year. 2020 was a slow year for growth, which is not surprising given the state of the affairs (global pandemic, economic meltdown, racial and political unrest). One of the primary drivers of this new Regulation CF ammendment is to open new channels for us to market Legion M and grow our investor base. In the meantime, by reducing our spending and increasing our revenues we've been able to extend our runway and reduce our reliance on fundraising for our ongoing operations.

What We're Doing

In mid-March 2020, Legion M developed a plan for adapting to potential disruptions caused by COVID-19. As of this writing (March 2021), the following steps have been implemented:

- We cut back wherever possible to extend our cash runway. We eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and dramatically reduced discretionary spending.
- In April of 2020 we implemented voluntary staff pay cuts. As a team we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this difficult time. Our CEO Paul Scanlan reduced his pay 50% until the PPP loan (see below) was secured and then moved to a 20% reduction. Most employees (including executives and board members Jeff Annison and Terri Lubaroff) also agreed to a 20% pay reduction. In December of 2020, the Company rewarded all employees (with the exception of founders Paul Scanlan and Jeff Annison) that took a voluntary pay cut by providing them with a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up.

- We received a loan made available under the Paycheck Protection Program (PPP) implemented under the CARES Act. This loan allowed us to borrow $139,868 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of this writing in March 2021, we expect to meet the conditions that will allow most or all of the loan to be forgiven.
- In January of 2021 we applied for a second PPP loan of $108,574. As of this writing (March 7, 2021) the application is pending and no funds have been received.
- In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan ("EIDL") program administered by the SBA. Note that the amount of this grant may be deducted from any potential PPP loan forgiveness
- In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years.
- We're exploring a number of new "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
- We developed a Rewards program for our Round 7 offering, which allows investors to receive rewards from businesses we love (e.g. movie theaters, comic-con vendors, etc.). The goal of this program is to band together with our allies for joint marketing/sales that will benefit our partners with revenue, provide Legion M with a new avenue of marketing, and excite our new investors with free perks!
- We've shifted our development focus away from projects that have near-term requirements for large crews, sets, etc., and redirected towards projects that can be developed and produced under social distancing guidelines (i.e., animation).
- We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including launching an affiliate program and an Amazon.com storefront.
- partners to identify and connect with partners that could be a good fit for strategic funding.
- We partnered with San Diego Comic Con, Wondercon, and "Virtual Pop Expo" to participate in online versions of Comic Cons.

Trends

General Industry Trends

Film, television and digital entertainment industry is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (from Disney, Sony, and Warner Brothers to Netflix, Amazon and Apple), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, distributors, and technology companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as, Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, HBO Max, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). As you'd expect, the global COVID pandemic is also driving significant changes throughout the industry, including wreaking havoc on theatrical release models and accelerating the adoption of at home-streaming.

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That's because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the industry, and we believe that by building a company owned by fans we're creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There's no guarantee that we'll follow this plan, or be able to execute it successfully, especially in light of the COVID-19 issues discussed above. As a startup, we're constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

GROWING THE LEGION/FUNDRAISING

At this point in the Company's development, we believe that growing the size of our community is the single best way for us to increase the value of our Company. That's because the strength, power, and value of our Company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the Company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the Company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 40% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

- Online advertising;
- Attending and/or exhibiting at conventions and film festivals (and their online equivalents during the pandemic);
- Affiliate programs;
- Creating and encouraging viral sharing opportunities for our members;
- Public relations, including speaking on panels and creating bylines for publication;
- Sponsoring of events/activities;
- Referral programs;
- Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word; and
- Developing strategic partnerships with 3rd party companies.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is cost effective at growing the Legion) we increase our spending. If it's not effective, we can turn it down or even shut it off completely. For more information, please read the "Burn/Runway Analysis" section of this document.

PROJECT DEVELOPMENT

Aside from growing the Legion, we expect to continue developing, releasing, financing, producing, marketing, distributing, merchandising, and monetizing entertainment projects. Some of these activities (e.g. developing, producing, merchandising, etc.) are labor intensive, and are funded by the salaries of our staff. Other activities (especially financing) are capital intensive, and are heavily influenced by the results of our fundraising. In general, we've seen that the larger the Legion gets, the more opportunities we have access to. We also believe we've been able to negotiate more favorable terms in our deals due to increases in the size of the Legion, and the track record we've developed with work on previous projects.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the "How We Make Money" section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

BUSINESS DEVELOPMENT

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors' members and potential marketing partners.

HARNESSING THE POWER OF THE COMMUNITY

One of Legion M's foremost assets is our community of investors and members. We've seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of their company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

- Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
- SCOUT: a mobile phone app that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
- Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
- M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M's past, present, and future slate of projects.
- Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
- LegionM.TV, a channel on Twitch.com that allows us to host interviews, AMAs, and other content that allows us to engage and interact with our community.

RECENT OFFERINGS OF SECURITIES

The Company has engaged in the following exempt offerings during the past three years:

- The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock.
    - The share prices for these offerings was:
        - $7.47 per share through May 14, 2018,
        - $8.32 per share through October 3, 2018, and
        - $8.88 per share for the remainder of the year.
    - During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

- The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock.
    - The share prices for these offerings was:
        - $8.88 per share through July 15, 2019,
        - $10.00 per share through November 6, 2019, and
        - $10.65 per share for the remainder of the year.
    - During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

- The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock.
    - The share prices for these offerings was:
        - $10.65 per share through April 29, 2020.
        - $14.28 per share for the remainder of the year.
    - During the year ended December 31, 2020, 97,407 shares were sold generating $1,169,284.
    - As of March 1, 2021, 5,529 shares were sold generating $78,954.

    This information includes 53,086 shares for approximately $758,074 raised to date in this offering.

The Company received a partial proceeds disbursement of funds committed from these equity offerings during 2021 for $78,954 and disbursements for the years ended December 31, 2020, 2019 and 2018 of $1,260,037, $4,679,422 and $1,435,011, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of December 31, 2020, 2019 and 2018 was 23,792, $170,351 and $563,332, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company's largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a "Pending investment" liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $8.32 per share, consistent with other investors at that time and included in the 2019 issuances discussed above.

As of December 31, 2019 and 2018, the Company had 1,140,127 and 676,716 shares of Class A Common Stock and 1,637,243 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

DIRECTORS, EXECUTIVE OFFICERS

The Company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	51	Appointed to indefinite term of office. March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	49	Appointed to indefinite term of office. March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	47	Appointed to indefinite term of office. Nov. 15, 2017	Full-time
Directors:				
Paul Scanlan	Director	50	Appointed to indefinite term of office. March 4, 2016	
Jeff Annison	Director	48	Appointed to indefinite term of office. March 4, 2016	
Terri Lubaroff	Director	47	Appointed to indefinite term of office November 15, 2017.	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief

Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote. Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, "Small Screen, Big Picture." Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University's School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of January 1, 2021, Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 20% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	733,331 shares of Class B Common Stock		44.9%
		136 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	598,251 shares of Class B Common Stock		36.6%
		12 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,446,120 shares of Class B Common Stock	94,538 shares available under stock options (4)	88.2%
		183 shares of Class A Common Stock		<1%

(1) Based on a total of 1,637,243 shares of Class B Common Stock and 1,239,198 shares of Class A Common Stock, which are issued and outstanding as of January 1, 2021.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of January 1, 2021. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this offering.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $100. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the Company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

Class A Common Stock

Voting Rights

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the Company's board and the holders of a majority of the votes of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock.

Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection Provisions

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the Company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 7 of our subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are amending this Regulation CF in our journey to unite one million fans into our vibrant engaged community.

We are offering a maximum 415,136 shares of Class A Common Stock on a "best efforts" basis. The maximum offering amount is $4,742,526.   The minimum investment is $10,000, which target amount has already been reached. If we had been unable to raise at least $10,000, all investments held in escrow would have been returned to investors.

The cash price per share of Class A Common Stock is initially set at $14.28, although the Effective Share Price may be lower depending on how much is invested and what Reward the investor selects (for more information, please review "Rewards and Bonus Shares" below). Investors must invest a minimum investment amount of $100.

Wefunder has agreed to host this Offering of our Class A Common Stock on its online platform. They charge a 4% commission on the amount of investment raised. Prospective investors may subscribe for our shares in this Offering only through the Wefunder website.

In oversubscriptions, we will prioritize investments by individuals who may not be able to invest in future offerings, and to maximimze the total number of unique shareholders in the company.

If the Company raises more than the maximum offering amount in this Offering, it may conduct an offering for Class A Common Stock under Regulation D for subscribers who are accredited investors. The cash price per share in that offering will be the same as this Offering. We plan to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Memorandum on the Wefunder platform. See also "Wefunder Process," below.

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Our Offering Memorandum will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.wefunder.com/legionm website as well as our own website www.legionm.com/investorrelations. Prospective investors may subscribe for our shares in this through the Wefunder website.

Transfer Agent and Registrar

KoreConX is the transfer agent and registrar for Legion M's common stock.

Rewards and Bonus Shares

Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation CF at a price of $14.28 per share. Shares sold in the current offering include rewards that will be available for all investors ("Rewards"), including the grant of additional shares ("Bonus Shares"), exclusive merch, gift cards, and experiences. Investors select which reward they want based on the amount of money they invest, as shown in the table below:

Tier 1	Invest $100 - $199 and receive:	• Legion M "Investor Access" perks and benefits, including drawings for set visits and premiere tickets, priority access to Legion M events and exclusives, discounts, shareholder portal, and much, much more!
		• PLUS CHOOSE ONE of the following:
		  • Exclusive Round 7 Investor T-shirt
		  • $20 shopping spree in the Legion M store
		  • $20 gift card for Alamo Drafthouse
		  • $20 in merch credit from Entertainment Earth (2)
		  • 20% in Bonus Shares of Legion M stock (1) (1 Bonus Share for every 5 shares purchased)

Tier 2	Invest $200 - $499 and receive:	• Legion M "Investor Access" (see details in Tier 1)
		• Exclusive Round 7 Investor T-shirt
		• PLUS CHOOSE ONE of the following:
		  • 6 month ISAConnect membership from International Screenwriters' Association (3)
		  • $40 gift card for the Legion M store
		  • $40 gift card for Alamo Drafthouse
		  • $40 in merch credit from Entertainment Earth (2)
		  • 21% in Bonus Shares of Legion M stock (1) (1 Bonus Share for every 4.76 shares purchased)

Tier 3	Invest $500 - $999 and receive:	• Legion M "Investor Access" (see details in Tier 1)
		• Exclusive Round 7 Investor T-shirt
		• PLUS CHOOSE ONE of the following:
		  • 12 month ISAConnect membership from International Screenwriters' Association (3)
		  • $100 shopping spree in the Legion M store
		  • $100 gift card for Alamo Drafthouse
		  • $100 in merch credit from Entertainment Earth (2)
		  • 22% in Bonus Shares of Legion M stock (1) (1 Bonus Share for every 4.55 shares purchased)

Tier 4	Invest $1,000 - $5,000 and receive:	• Legion M "Investor Access" (see details in Tier 1)
		• Exclusive Round 7 Investor T-shirt
		• PLUS CHOOSE ONE of the following:
		  • $200 shopping spree in the Legion M store
		  • $200 gift card for Alamo Drafthouse
		  • $200 in merch credit from Entertainment Earth (2)
		  • 23% in Bonus Shares of Legion M stock (1) (1 Bonus Share for every 4.35 shares purchased)

| Tier 5 | Invest $5,000 or more and receive: | • Legion M "Investor Access" (see details in Tier 1)
• Exclusive Round 7 Investor T-shirt
• $200 shopping spree spread across Legion M store, Alamo Drafthouse and Entertainment Earth
• PLUS CHOOSE ONE of the following:
   • 2 Tickets to a Legion M red carpet Hollywood premiere (4)
   • 60 minute Zoom call with Legion M executive team (4)
   • 25% in Bonus Shares of Legion M stock (1) (1 Bonus Share for every 4 shares purchased) |

(1) Bonus Shares are calculated by multiplying the bonus percentage by the number of shares bought, and rounding down to the nearest whole share.

(2) Entertainment Earth merch credit can be used for in-stock merchandise only.

(3) Valid for new memberships only.

(4) If an event is cancelled or perk otherwise becomes unavailable, investor will have the option to select another Reward (other than Bonus Shares). Premiere tickets do not include travel, accommodations, etc.

Since Rewards have different values based on the amount invested and the specific Reward selected by the investor (e.g. a gift card vs. Bonus Shares), the effective price paid per share ("Effective Share Price") by the investor can vary. Consider the following two examples:

Example 1. An investor makes an investment of $114.24 to purchase 8 shares at the $14.28 share price, and chooses Bonus Shares as their reward, which yields them 1 additional share. In this case, they actually received 9 shares for $114.24, making their Effective Share Price $12.70.

Example 2. An investor makes an investment of $114.24 to purchase 8 shares at the $14.28 share price, and chooses a $20 gift card. Their effective share price is reduced because they have received a gift card in addition to their shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Investors will be responsible for any shipping and sales tax related to a Reward.

From time to time, Legion M may amend the Reward options at which point Legion will update our offering page at https://wefunder.com/legionm. To the extent available, the Company will allow investors to choose from the Rewards available either at the time of investment or at the time of closing. Should such desired Reward option not be available for an investor at closing, such investor may rescind their investment.

Rewards will be distributed to investors by Legion M after their investment closes. If an Investor does not choose a specific award, such an investor will be issued Bonus Shares when their investment closes.

How We Determined the Offering Price in this Offering

We set our share price based on internal analyses including the performance and price of previous rounds (i.e. the fact that many of our previous rounds have sold out), growth and development of the Company/community, and discussions with third parties such as lawyers, advisors, seed investors, analysts, and venture capitalists. We also consider our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and models we believe give us the best chance of achieving it.

We also factor in the value of Rewards (Bonus Shares, gift cards, merch, and experiences) we're offering to investors, and the impact these have on the Effective Share Price paid by the investor. E.g. Investors who select Bonus Shares are receiving additional shares at no cost and investors who select gift cards or experiences are receiving something of additional value in addition to their shares. In both cases, the Effective Share Price paid by investors is lower than the actual share price. For more a more detailed explanation, please see "Rewards and Bonus Shares" section above.

For this offering, $14.28 is the price that will paid by investors for shares of Class A Common Stock. When factoring in Bonus Shares, the Effective Share Price paid by each investor will range between $11.42 to $12.85 (depending on the amount invested). Investors who choose Rewards other than Bonus Shares can determine their effective share price by factoring in the value they attribute to each reward.

Our goal is to establish a share price and Rewards program that is fair to everyone involved (the Company, our existing shareholders, and new potential shareholders), while making it as attractive as possible to new investors that will help fuel our next stage of growth. That's because the power of a Legion comes from its size. We believe that the more new investors we can attract, the stronger our competitive strengths will become, and the greater the potential ROI for our existing shareholders.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

Our annual reports are posted on our website at https://legionm.com/investorrelations within 120 days after the end of each fiscal year.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this Offering may be found at: https://wefunder.com/legionm/

WEFUNDER PROCESS:

<u>DELIVERY & CANCELLATIONS</u>

How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an one or more "early closings" (see below) of the offering by providing notice about the closing at least five business days prior to the early closing date (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an early closing. Thereafter, we may conduct additional early closings from time to time at our and Wefunder's discretion until the deadline date.

However, if the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1 Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2 Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be emailed a confirmation of acceptance within a few minutes. At this point, a pdf version of the Investment Agreement signed by the Investor (but not by the Company) will be available on the Investor's "My Investments" screen on the wefunder.com website.

3 Investor Transfer of Funds. The Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with Boston Private Bank on behalf of issuers offering securities through Wefunder Portal.

4   Closing. When a closing occurs, Legion M countersigns the Investor Agreement for each individual investor. Once that happens, as practicable as possible, Wefunder releases the funds held on behalf of those investors from the escrow account, withholds any commission or fees that are owed to them, and disburses the remaining funds to Legion M.

5   Early Closings. If the target offering amount is met prior to the original deadline date, we may conduct one or more early closings no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. Wefunder will notify investors at least five days prior to the early closing via email and through the "My Investments" screen.

6   Final Closing. A final closing will occur either on (a) the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile or (b) an earlier date chosen by the company and Wefunder so long as the target offering amount has been met and the earlier date is no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. If the company elects a final closing earlier than the one identified in the Cover Page to the Form C, Wefunder will notify investors at least five days prior to the final closing via email and through the "My Investments" screen.

7   Book Entry. All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded with Legion M's SEC registered transfer agent KoreConX.com. After a shareholder's investment closes, they will receive an invitation to log into KoreConX.com to view an manage their shares. Each Investor will also have access to view their Investment Agreement on the "My Investments" screen of Wefunder.com.

How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to one of the closings identified above.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, we may conduct one or more closings according to the procedures outlined above. Wefunder will notify shareholders about the new closing at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to their investment closing, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to their investment closing.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the Offering is to remain open, the Offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the Offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an Offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:

https://legionm.com/investorrelations

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2020 and December 31, 2019

F-1

Legion M Entertainment, Inc.

TABLE OF CONTENTS

F-2

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2020 and December 31, 2019

	As of June 30, 2020 (unaudited)		As of December 31, 2019 (audited)
ASSETS			
Current assets:			
Cash	$	706,154	$ 735,562
Subscriptions receivable in escrow		-	170,351
Other receivable		2,454	11,207
Inventory		98,403	61,136
Accounts receivable		49,377	21,583
Prepaid expenses		8,241	12,356
Total current assets		864,629	1,012,195
Non-Current assets:			
Property and equipment, net		10,288	11,059
Loan Receivable		-	100,000
Investments in productions		965,788	1,055,613
Total non-current assets		976,076	1,166,672
TOTAL ASSETS	$	1,840,705	$ 2,178,867
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	202,025	$ 148,729
Deferred revenue		15,358	148,390
Notes Payable		149,868	-
Accrued expenses		19,691	31,276
Total current liabilities		386,942	328,395
Total liabilities		386,942	328,395
Stockholders' equity:			
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,199,863 and 1,140,127 issued and outstanding at June 30, 2020 and December 31, 2019, respectively		118	114
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,634,309 vested at June 30, 2020 and 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019		165	165
Additional paid-in capital		11,810,497	11,101,935
Accumulated deficit		(10,357,017)	(9,251,742)
Total stockholders' equity		1,453,763	1,850,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,840,705	$ 2,178,867

See the accompanying notes, which are an integral part of these unaudited financial statements.

F-3

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2020 and 2019

| | For the six months ended June 30, | | |
	2020		2019
Revenue	$	529,202	$	259,400
Costs of net revenues		384,047		214,140
Gross profit		145,155		45,260
Operating expenses:				
Compensation and benefits		634,039		525,961
Sales and marketing		327,590		709,082
Independent contractors		85,000		62,699
Professional fees		97,580		74,330
Travel expenses		20,100		65,701
General and administrative		81,596		74,156
Depreciation		4,525		5,202
Asset Impairment		-		59,563
Total operating expenses		1,250,430		1,576,694
Loss from operations		(1,105,275)		(1,531,434)
Net loss	$	(1,105,275)	$	(1,531,434)
Weighted average common shares:				
Basic and Diluted		2,816,377		2,467,757
Earnings per share:				
Basic and Diluted	$	(0.39)	$	(0.62)

*In the opinion of management all adjustments necessary in order to make the interim financial
statements not misleading have been included.*

See the accompanying notes, which are an integral part of these unaudited financial statements.

F-4

Legion M Entertainment, Inc.
Unaudited Statements of Changes in Stockholders' Equity
For the six months ended June 30, 2020 and the twelve months ended December 31, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2018	676,716	$ 67	1,637,243	$ 165	$ 6,480,970	$ (5,606,386)	$ 874,816
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	35,489	4	-	-	295,264	-	295,268
Class A ($0.0001 par, $8.88 issue)	176,047	18	-	-	1,563,279	-	1,563,297
Class A ($0.0001 par, $10.00 issue)	237,834	24	-	-	2,378,316	-	2,378,340
Class A ($0.0001 par, $10.65 issue)	14,041	1	-	-	149,536	-	149,537
Stock based compensation	-	-	-	-	288,908	-	288,908
Offering costs	-	-	-	-	(54,338)	-	(54,338)
Net loss	-	-	-	-	-	(3,645,356)	(3,645,356)
Balance at December 31, 2019	1,140,127	$ 114	1,637,243	$ 165	$ 11,101,935	$ (9,251,742)	$ 1,850,472
Common stock issuances:							
Class A ($0.0001 par, $10.00 issue)	7,259	1	-	-	72,589	-	72,590
Class A ($0.0001 par, $10.65 issue)	52,477	3	-	-	558,234	-	558,237
Stock based compensation	-	-	-	-	120,324	-	120,324
Offering costs	-	-	-	-	(42,585)	-	(42,585)
Net loss	-	-	-	-	-	(1,105,275)	(1,105,275)
Balance at June 30, 2020	1,199,863	$ 118	1,637,243	$ 165	$ 11,810,497	$ (10,357,017)	$ 1,453,763

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2020 and 2019

	For the 6 Months Ended June 30, 2020 (unaudited)	For the 6 Months Ended June 30, 2019 (unaudited)
Cash flows from operating activities		
Net loss	$ (1,105,275)	$ (1,531,434)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of Investments	74,736	-
Asset Impairment	-	59,563
Depreciation	4,525	5,202
Stock based compensation	120,324	152,967
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	8,753	475
(Increase)/decrease in inventory	(37,267)	(8,383)
(Increase)/decrease in deposits	-	(54,314)
(Increase)/decrease in accounts receivable	(27,794)	(7,806)
(Increase)/decrease in accrued revenue	-	(50,000)
(Increase)/decrease in prepaid expenses	4,115	11,279
Increase/(decrease) in accounts payable	53,296	(56,461)
Increase/(decrease) in deferred revenue	(133,032)	133,760
Increase/(decrease) in accrued expenses	(11,585)	(12,951)
Net cash used in operating activities	(3,124,816)	(1,358,103)
Cash flows from investing activities		
Purchase of property and equipment	(3,754)	-
Loan receivable	100,000	-
Investments in productions	15,089	(91,527)
Loan payable	149,868	-
Net cash used in investing activities	261,203	(91,527)
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	801,178	2,278,777
Pending investment	-	(100,000)
Offering costs	(42,585)	(43,398)
Net cash provided by financing activities	758,593	2,135,379
Net change in cash	(29,408)	685,749
Cash at beginning of period	735,562	45,751
Cash at end of period	$ 706,154	$ 731,500
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See the accompanying notes, which are an integral part of these unaudited financial statements.

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries and empower fans to be a part of the content they love. The Company is developing, investing in and producing a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $529,202 and $259,400 for the six-month periods ended June 30, 2020 and 2019, respectively. The Company's activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties, including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,105,275 and $1,531,434 for the for the periods ended June 30, 2020 and 2019, respectively. As of June 30, 2020, the Company has current assets that exceed current liabilities by $477,687 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2020, the cash balance exceeded the FDIC insured limits by $456,154.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of June 30, 2020 and December 31, 2019, no associated allowances for doubtful accounts were established.

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2020 and December 31, 2019 were $98,403 and $61,136, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects. As a result, the fair value of the investments was reduced $122,711 as of December 31, 2019. Impairment losses of that amount was recognized during the year ended December 31, 2019. No reductions or impairments were made to investments for the six-month periods ended June 30, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2020 or December 31, 2019. There were $3,754 of Property and equipment additions during the period ended June 30, 2020. There were no Property and equipment additions during the period ended June 30, 2019. Depreciation expense totaled $4,525 and $5,202 for the periods ended June 30, 2020 and 2019, respectively.

	As of June 30, 2020		As of December 31, 2019
Original Cost	$	49,689	$	45,935
Accumulated Depreciation		(39,401)		(34,876)
Book Value	$	10,288	$	11,059

Loan Receivable

During 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. These loans did not earn any interest and no interest income was recorded.

Loan Payable

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company has not yet applied for forgiveness of this loan, but expects to in the coming months. The Company expects to have most or all of the loan forgiven, based on current guidelines.

The Company also applied for an Economic Injury Disaster Loan ("EIDL") administered by the SBA. In May, the Company was granted an Emergency EIDL grant of $10,000. This amount may be deducted from any potential PPP loan forgiveness, based on current guidelines.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $529,202 and $259,400 for the six-month periods ended June 30, 2020 and 2019, respectively. Revenue for both periods included both "Project-Revenue" (which is defined as revenue directly related to contracts for Legion M projects) and "Non-Project Revenue" (which is defined as all other revenue, and includes sales of Legion M branded merchandise as well as ticket and sponsorship income for Legion M community events like the "Legion M Lounge" at Sundance). Additional Project Revenue attributable to investments in productions will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2018 have been filed. Tax returns for 2019 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2020 and December 31, 2019, the Company had total taxable net operating loss carryforwards of approximately $9,197,931 and $8,216,976, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2020 and for the period ended December 31, 2019 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2020 and December 31, 2019 of approximately $2,917,020 and $2,608,843, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2020 and December 31, 2019. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (audited)
Deferred tax assets:		
Stock based compensation	$ 343,108	$ 309,437
Net operating loss carryforward	2,573,912	2,299,406
Net deferred tax assets	2,917,020	2,608,843
Less: Valuation allowance	(2,917,020)	(2,608,843)
Net deferred tax asset	$ -	$ -

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of June 30, 2020	As of December 31, 2019
Warrants	32,000	32,000
Options	378,742	355,742
Total dilutive securities	410,742	387,742

As all potentially dilutive securities are anti-dilutive as of June 30, 2020 and December 31, 2019, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2020 and December 31, 2019, 1,634,309 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2020 and December 31, 2019, these unvested shares will either vest or expire by April 2026.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company received partial gross proceeds disbursement of funds committed from these equity offerings of $801,178 and $4,679,422 during the period ended June 30, 2020 and the year ended December 31, 2019, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. As of June 30, 2020, there was no escrow balance. The escrow balance as of December 31, 2019, was $170,351.

As of June 30, 2020 and December 31, 2019, the Company had 1,199,863 and 1,140,127 of Class A Common Stock and 1,637,243 and 1,637,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2020 and December 31, 2019, there were 375,218 and 398,218 options available for issuance, respectively.

As of June 30, 2020 and December 31, 2019, the Company had issued and outstanding 378,742 and 355,742 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2020		December 31, 2019	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	355,742	$ 6.19	331,742	$ 5.98
Granted	23,000	$ 10.65	24,000	$ 9.11
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of period	378,742	$ 6.46	355,742	$ 6.19
Exercisable at end of period	294,258	$ 8.64	264,708	$ 6.39
Weighted average grant date fair value of options granted during period	$ 5.34		$ 4.79	
Weighted average duration (years) to expiration of outstanding options at period-end	9.0		7.4	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 37 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Risk Free Interest Rate	0.29%	1.66%-2.49%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$ 5.34	$ 4.66-$5.18

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $120,324 and $152,967 for the periods ended June 30, 2020 and 2019, respectively.

Unrecognized share-based compensation expense was $452,022 and $449,527 as of June 30, 2020 and December 31, 2019, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 41 months and 36 months as of June 30, 2020 and December 31, 2019, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2020 and December 31, 2019, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the six months ended June 30, 2020 and 2019, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during the six-month periods ended June 30, 2020 and 2019, respectively. As of both June 30, 2020 and December 31, 2019, there was $0 of unrecognized share-based compensation expense.

As of June 30, 2020 and December 31, 2019, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through September 26, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2019 and 2018

Legion M Entertainment, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

<p align="center">**INDEPENDENT AUDITOR'S REPORT**</p>

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<p align="center">**Artesian CPA, LLC**</p>

<p align="center">1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com</p>

<p align="center">F-18</p>

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained a net losses of $3,645,356 and $2,411,065 in the years ended December 31, 2019 and 2018, respectively, and does not have liquid assets to satisfy its expected obligations for the next year with working capital of $683,800 as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern without raising additional capital from investors. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
June 12, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

F-19

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2019 and 2018

		As of December 31, 2019		As of December 31, 2018
ASSETS				
Current assets:				
Cash	$	735,562	$	45,751
Subscriptions receivable in escrow		170,351		563,332
Other receivable		11,207		1,569
Inventory		61,136		22,775
Accounts receivable		21,583		19,000
Prepaid expenses		12,356		49,330
Total current assets		1,012,195		701,757
Non-current assets:				
Property and equipment, net		11,059		20,790
Loan receivable		100,000		-
Investments in productions		1,055,613		467,867
Total non-current assets		1,166,672		488,657
TOTAL ASSETS	$	2,178,867	$	1,190,414
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	148,729	$	189,053
Deferred revenue		148,390		65
Accrued expenses		31,276		26,480
Pending investment		-		100,000
Total current liabilities		328,395		315,598
Total liabilities		328,395		315,598
Stockholders' equity:				
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,140,127 and 676,716 issued and outstanding at December 31, 2019 and 2018, respectively		114		67
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019 and 1,637,243 issued and outstanding, 1,338,278 vested at December 31, 2018		165		165
Additional paid-in capital		11,101,935		6,480,970
Accumulated deficit		(9,251,742)		(5,606,386)
Total stockholders' equity		1,850,472		874,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,178,867	$	1,190,414

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Operations
For the years ended December 31, 2019 and 2018

	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	$ 645,565	$ 179,589
Costs of net revenues	529,153	130,131
Gross profit	116,412	49,458
Operating expenses:		
Compensation and benefits	1,124,214	1,151,820
Sales and marketing	1,989,641	817,995
Independent contractors	77,925	81,230
Professional fees	116,233	122,085
Travel expenses	162,781	118,399
General and administrative	158,531	74,871
Depreciation	9,732	9,798
Asset impairment	122,711	84,325
Total operating expenses	3,761,768	2,460,523
Loss from operations	(3,645,356)	(2,411,065)
Net loss	$ (3,645,356)	$ (2,411,065)
Weighted average common shares:		
Basic and Diluted	2,569,648	2,154,989
Earnings per share:		
Basic and Diluted	$ (1.42)	$ (1.12)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2019 and 2018

| | Class A Common Stock | | Class B Common Stock | | | | |
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2017	447,818	$ 44	1,639,243	$ 165	$ 4,269,949	$ (3,195,321)	$ 1,074,837
Common stock issuances:							
Class A ($0.0001 par, $7.47 issue)	661	-	-	-	4,938	-	4,938
Class A ($0.0001 par, $8.32 issue)	161,197	16	-	-	1,341,143	-	1,341,159
Class A ($0.0001 par, $8.88 issue)	65,040	7	-	-	577,548	-	577,555
Conversion of Class B to Class A	2,000	-	(2,000)	-	-	-	-
Stock based compensation	-	-	-	-	357,467	-	357,467
Fair value of warrants	-	-	-	-	31,460	-	31,460
Offering costs	-	-	-	-	(101,535)	-	(101,535)
Net loss	-	-	-	-	-	(2,411,065)	(2,411,065)
Balance at December 31, 2018	676,716	$ 67	1,637,243	$ 165	$ 6,480,970	$ (5,606,386)	$ 874,816
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	35,489	4	-	-	295,264	-	295,268
Class A ($0.0001 par, $8.88 issue)	176,047	18	-	-	1,563,279	-	1,563,297
Class A ($0.0001 par, $10.00 issue)	237,834	24	-	-	2,378,316	-	2,378,340
Class A ($0.0001 par, $10.65 issue)	14,041	1	-	-	149,536	-	149,537
Stock based compensation	-	-	-	-	288,908	-	288,908
Offering costs	-	-	-	-	(54,338)	-	(54,338)
Net loss	-	-	-	-	-	(3,645,356)	(3,645,356)
Balance at December 31, 2019	1,140,127	$ 114	1,637,243	$ 165	$ 11,101,935	$ (9,251,742)	$ 1,850,472

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	For the year ended December 31, 2019		For the year ended December 31, 2018
Cash flows from operating activities			
Net loss	$ (3,645,356)	$	(2,411,065)
Adjustments to reconcile net loss to net cash used in operating activities:			
Asset Impairment	122,711		84,325
Depreciation	9,732		9,798
Stock based compensation	288,908		357,467
Fair value of warrants issued for marketing services	-		31,460
Changes in operating assets and liabilities:			
(Increase)/decrease in other receivables	(9,638)		56,562
(Increase)/decrease in inventory	(38,361)		(11,304)
(Increase)/decrease in accounts receivable	(2,583)		(19,000)
(Increase)/decrease in prepaid expenses	36,974		16,646
Increase/(decrease) in accounts payable	(40,324)		130,130
Increase/(decrease) in deferred revenue	148,325		(10,278)
Increase/(decrease) in accrued expenses	4,796		16,349
Net cash used in operating activities	(3,124,816)		(1,748,910)
Cash flows from investing activities			
Purchase of property and equipment	-		(2,169)
Loan receivable	(100,000)		-
Investments in productions	(710,457)		(248,401)
Net cash used in investing activities	(810,457)		(250,570)
Cash flows from financing activities			
Proceeds from issuance of Class A common stock	4,679,422		1,435,011
Pending investment	-		100,000
Offering costs	(54,338)		(101,535)
Net cash provided by financing activities	4,625,084		1,433,476
Net change in cash	689,811		(566,004)
Cash at beginning of period	45,751		611,755
Cash at end of period	$ 735,562	$	45,751
Supplemental disclosure of cash flow information			
Cash paid for interest	$ -	$	-
Cash paid for income taxes	$ -	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators, producers, and distributors to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries and empower fans to be a part of the content they love. The Company is developing, investing in, producing, distributing and marketing a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, comic books, games, and web series.

Revenue totaled $645,565 and $179,589 for the years ended December 31, 2019 and 2018, respectively. The Company's activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $3,645,356 and $2,411,065 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, the Company has current assets that exceed current liabilities by $683,800 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2019 the cash balance exceeded the FDIC insured limits by $485,562.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2019 and 2018, no associated allowances for doubtful accounts were established.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2019 and 2018 were $61,136 and $22,775, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects. As a result, the fair value of the investments has been reduced and $122,711 was recorded as an impairment loss during the year ended December 31, 2019. The fair value of the investments was reduced and $84,325 was recorded as an impairment loss during the year ended December 31, 2018.

See Independent Auditor's Report

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2019 and 2018. Property and equipment additions totaled $0 and $2,169 for the years ended December 31, 2019 and 2018, respectively. Depreciation expense totaled $9,732 and $9,798 for the years ended December 31, 2019 and 2018, respectively.

	As of December 31, 2019	As of December 31, 2018
Original Cost	$ 45,935	$ 45,935
Accumulated Depreciation	(34,876)	(25,145)
Book Value	$ 11,059	$ 20,790

Loan Receivable

During 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. These loans did not earn any interest and no interest income was recorded.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

See Independent Auditor's Report

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $645,565 and $179,589 for the years ended December 31, 2019 and 2018, respectively. While revenue for the year ended December 31, 2019 included revenue from Legion M projects (including merchandise sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise, revenue for the year ended December 31, 2018 was primarily merchandise sales related to Legion M projects and Legion M branded merchandise. Revenue attributable to investments in productions will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

See Independent Auditor's Report

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2018 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2019 and 2018, the Company had total taxable net operating loss carryforwards of approximately $8,216,976 and $4,828,276, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $2,630,594 and $1,599,699 as of December 31, 2019 and 2018, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets As of December 31, 2019 and 2018. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2019 and 2018.

	As of December 31, 2019	As of December 31, 2018
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2019	As of December 31, 2018
Deferred tax assets:		
Stock based compensation	$ 309,437	$ 228,590
Organizational costs	-	19,965
Deferred revenue	-	18
Net operating loss carryforward	2,299,406	1,351,125
Net deferred tax assets	2,608,843	1,599,699
Less: Valuation allowance	(2,608,843)	(1,599,699)
Net deferred tax asset	$ -	$ -

See Independent Auditor's Report

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2019 and 2018, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of December 31, 2019	As of December 31, 2018
Warrants	32,000	32,000
Options	355,742	331,742
Total dilutive securities	387,742	363,742

As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2018 statement of cash flows were reclassified to conform to current year presentation. There was no change in the Company's net cash flows from these reclassifications

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2019 and 2018, 1,633,054 and 1,338,278 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2019 and 2018, the unvested shares vest over a weighted average period of 0.2 years and 0.8 years, respectively.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

See Independent Auditor's Report

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2019 and 2018 of $4,679,422 and $1,435,011, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of December 31, 2019 and 2018 was $170,351 and $563,332, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company's largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a "Pending investment" liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $8.32 per share, consistent with other investors at that time and included in the 2019 issuances discussed above.

As of December 31, 2019 and 2018, the Company had 1,140,127 and 676,716 shares of Class A Common Stock and 1,637,243 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2019 and 2018, there were 398,218 and 422,218 options available for issuance, respectively.

As of December 31, 2019 and 2018, the Company had issued and outstanding 355,742 and 331,742 options to purchase Class B Common Stock under the Plan, respectively.

See Independent Auditor's Report

	December 31, 2019		December 31, 2018	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	331,742	$ 5.98	279,242	$ 5.62
Granted	24,000	$ 9.11	52,500	$ 7.88
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	355,742	$ 6.19	331,742	$ 5.98
Exercisable at end of year	264,708	$ 6.39	192,527	$ 5.99
Weighted average grant date fair value of options granted during year	$ 4.79		$ 4.12	
Weighted average duration (years) to expiration of outstanding options at year-end	7.4		8.2	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 36 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk Free Interest Rate	1.66%-2.49%	2.45%-3.05%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$4.66-$5.18	$3.95-$4.43

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $288,908 and $357,467 for the years ended December 31, 2019 and 2018, respectively. Unrecognized share-based compensation expense was $449,527 and $623,474 as of December 31, 2019 and 2018, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 36 months as of both December 31, 2019 and 2018, respectively.

See Independent Auditor's Report

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2019 and 2018, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 and $31,460 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2019 and 2018, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 and $31,460 related to the vesting of these warrants during the years ended December 31, 2019 and 2018, respectively. As of both December 31, 2019 and 2018, there was $0 of unrecognized share-based compensation expense.

As of December 31, 2019 and 2018, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

See Independent Auditor's Report

NOTE 7: SUBSEQUENT EVENTS

COVID-19

The Company faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. The entire entertainment industry is experiencing new challenges and opportunities while adapting to new changes to cultural norms. To date, the Company has not experienced a substantial impact to merchandising sales, although that could change. Further, it doesn't appear that any of the Company's existing projects have had substantial financial impacts, although that could change. At least one existing project expected to generate revenue in 2020 has had its release delayed. The impact on development and potential future projects remains to be seen. The biggest potential threat of COVID-19 is on the Company's ability to raise money, which is necessary to ensure ongoing operation. While this has always been the case for Legion M, the unprecedented circumstances caused by the Covid-19 crisis have increased the degree of risk and uncertainty.

To combat this, in March 2020 the Company developed a plan for adapting to potential disruptions caused by COVID-19. The Company has cut back wherever possible and eliminated or dramatically reduced non-essential contractors, furloughed workers, and cut spending on travel. The entire staff has taken a voluntary pay cut, including CEO Paul Scanlan taking a temporary 50% pay cut that was later reduced to 20% and directors Jeff Annison and Terri Lubaroff taking a 20% pay cut.

In May of 2020, the Company received a loan of $139,868 from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. As of the issuance of these financial statements, the Company expects to meet conditions that will allow the entire loan to be forgiven.

Regulation A and Regulation CF Offerings

The Company's 6th round of equity crowdfunding (via Regulation A and Regulation CF) began on November 7, 2019 and ended on April 29, 2020. In 2020, the Company has received $170,351 in distributions from equity issuance activities in 2019. The Company has received $405,514 from the issuance of 38,523 shares in 2020 . Additionally, the Company has sold approximately 5,200 shares totaling approximately $55,000 that is still in escrow and will be distributed to the Company in 2020.

Next Step Financing Offering

Legion M is preparing for new a round of equity crowdfunding under the JOBS Act. We expect that many successive rounds of funding will be needed to achieve the Company's long-term goals.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2020, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor's Report